311669

5/18

04030651

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

PROCESSED
JUN 14 2004
THOMSON
FINANCIAL

COMPANY
ADDRESS:

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-8 FISCAL YEAR:

(03/94)

3111669

83-2

ADB

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK
In respect of one or more proposed
issues of debt securities of the Bank

Filed pursuant to Rule 3 of Regulation AD
Dated: May 17, 2004

The following information is filed pursuant to Rule 3 of Regulation AD in respect of one or more proposed issues of debt securities (the "Securities") of the Asian Development Bank ("ADB"). Certain information specified in Schedule A to Regulation AD is not available at the date of this Report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

When terms for the offering of any issue of Securities are established, such Securities will be described in a prospectus or supplemental information statement, as contemplated by the enclosed Information Statement dated May 6, 2004 ("Information Statement").

Item 2. Distribution of Obligations

See cover of the Information Statement. The ADB intends to issue certain of its debt securities ("Securities") from time to time with maturities and on terms determined by market conditions at the time of sale. The Securities may be sold to dealers or underwriters for public offering pursuant to terms of offering fixed at the time of sale. In addition, the ADB may sell Securities directly or through agents.

Item 3. Distribution Spread

Not yet known.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

Not yet known.

Item 5. Other Expenses of Distribution

Not yet known.

Item 6. Application of Proceeds

See Information Statement, page 6.

Item 7. Exhibits

(a) To be filed by a subsequent report.

(b) To be filed by a subsequent report.

(c) To be filed by a subsequent report.

(d) Information Statement dated May 6, 2004 attached hereto (also see Item 1. above).

INFORMATION STATEMENT

Asian Development Bank

The Asian Development Bank ("ADB") intends to issue its notes and bonds ("Securities") from time to time with maturities and on terms determined by market conditions at the time of sale. ADB may sell the Securities to dealers or underwriters who may resell them or ADB may sell the Securities directly or through agents.

The specific currency, aggregate principal amount, maturity, interest rate or method for determining such rate, interest payment dates, purchase price to be paid by ADB, any terms for redemption or other special terms, form and denomination of any Securities, information as to stock exchange listing and the names of the dealers, underwriters or agents in connection with the sale of such Securities being offered by ADB at a particular time, as well as any other information that may be required, will be set forth in a prospectus or supplemental information statement or similar document.

AVAILABILITY OF INFORMATION

ADB will provide without charge additional copies of this Information Statement upon request. Written or telephone requests should be directed to ADB's principal office at P.O. Box 789, 0980 Manila, Philippines, Attention: Funding Division, Treasury Department, tel: (63-2) 632-4444, fax: (63-2) 636-2444 or to the following ADB representative offices: i) Rahmhofstrasse 2-4, 60313 Frankfurt am Main, Germany, tel: (4969) 2193-6400, fax: (4969) 2193-6444; ii) Yamato Seimei Bldg., 1-7 Uchisaiwaicho 1-Chome, Chiyoda-Ku, Tokyo 100-0011, Japan, tel: (813) 3504-3160, fax: (813) 3504-3165; and iii) 815 Connecticut Avenue NW, Suite 325, Washington, D.C. 20006, USA, tel: (1-202) 728-1500, fax: (1-202) 728-1505.

The Information Statement is also available on ADB's Financial Resources website at http://www.adb.org/finance. Except as otherwise indicated specifically, other documents and information on ADB's website are not intended to be incorporated by reference in this Information Statement.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus or supplemental information statement or similar document issued after the date hereof will refer to this Information Statement for a description of ADB and its financial condition, until a new information statement is issued.

May 6, 2004

Page Intentionally Left Blank

The issuance of this Information Statement or any prospectus or supplemental information statement or similar document and any offering and sale of Securities do not constitute a waiver by ADB or by any of its members, Governors, Alternate Governors, Executive Directors, Alternate Executive Directors, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement Establishing the Asian Development Bank or by any statute, law or regulation of any member of ADB or any political subdivision of any member, all of which are hereby expressly reserved.

No person is authorized to give any information or to make any representation not contained in this Information Statement, prospectus, any supplemental information statement or similar document. Any information or representation not contained herein must not be relied upon as having been authorized by ADB or by any of its dealers, underwriters or agents. Neither this Information Statement nor any prospectus or supplemental information statement or similar document constitutes an offer to sell or solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation.

Except as otherwise indicated, all amounts in this Information Statement and any prospectus or supplemental information statement or similar document are expressed in United States dollars.

TABLE OF CONTENTS

This Information Statement contains forward-looking statements which may be identified by such terms as "believes", "intends" or similar expressions. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond ADB's control. Consequently, actual future results could differ materially from those currently anticipated.

SUMMARY INFORMATION

(As of December 31, 2003, unless otherwise indicated)

The Asian Development Bank ("ADB") is an international organization established in 1966 and owned by its 63 members. ADB's main goal is to reduce poverty in Asia and the Pacific through pro-poor, sustainable economic growth, inclusive social development, and good governance. ADB pursues its goal primarily by providing loans, technical assistance, grants, guarantees, and equity investments to its developing member countries.

ADB was founded mainly to act as a financial intermediary to transfer resources from global capital markets to developing member countries for economic development. Its ability to intermediate funds from global capital markets for lending to its developing members is an important element in achieving its development missions.

ADB's five largest shareholders are Japan and the United States (each with 15.8% of total shares), People's Republic of China (6.5%), India (6.4%), and Australia (5.9%). Twenty-two ADB members are OECD members holding 65.0% of ADB's total subscribed capital and 59.0% of total voting power.

Equity: ADB's members have subscribed to $51,996.6 million of capital, $3,657.1 million of which was paid-in and the remainder callable. The callable capital is available as needed for debt service payments and thus provides the ultimate backing for ADB's borrowings and guarantees. It cannot be called to make loans. ADB's equity also included reserves totalling $9,281.9 million.

Borrowings: ADB's outstanding borrowings, before swaps, of $26,358.8 million were denominated in 9 currencies. ADB's borrowing policy limits ADB's gross outstanding borrowings to no more than the sum of callable capital of nonborrowing members, paid-in capital, and reserves (including surplus and special reserve), subject to the Charter limit of 100% of callable capital. ADB's outstanding borrowings, after swaps, and guarantees as of December 31, 2003 were equivalent to 62.1% of such ceiling or 55.5% of ADB's total callable capital.

Net Income: ADB has achieved consistent profitability, earning profits every year since its inception. Net income for 2003 was $438.2 million, as compared to $978.7 million in 2002 representing an annualized return of 1.17% (2.56% - 2002) on its average earning assets. Net income for 2003 before FAS 133 adjustment was $616.6 million, as compared to $753.9 million in 2002 representing an annualized return of 1.64% (1.97% - 2002) on its average earning assets.

Loan Portfolio: ADB's outstanding loan commitments in its ordinary operations totaled $40,367.3 million. 98.0% of ADB ordinary operations loans have been made to the public sector (member countries and, with the guarantee of the concerned member, government agencies or other public entities) and 2.0% to the private sector. ADB has not suffered any losses of principal in its public sector ordinary operations loans and follows a policy of not taking part in debt rescheduling agreements. Occasional delays have occurred in loan service payments on its public sector loans but these have not been material to ADB's operations. In conjunction with its income planning framework approved in February 2004, ADB will provide a loan loss reserve for its public sector loans starting 2004.

ADB's lending policy limits ADB's outstanding commitments, i.e., the sum of outstanding disbursed loan and undisbursed loan balances, equity investments, and guarantees to no more than the sum of total callable capital, paid-in capital, reserves (including surplus but excluding special reserve). ADB's outstanding commitments as of December 31, 2003 were equivalent to 67.7% of such lending ceiling.

Risk Management: ADB seeks to mitigate exchange risks by matching its liabilities in various currencies with assets in those same currencies and by matching the currencies of its reserves with those of its outstanding loans. ADB uses derivatives, including currency and interest rate swaps, in connection with its operations in order to reduce its borrowing costs, generate investment income and manage its balance sheet risks. The principal amount receivable and payable under outstanding currency swap transactions aggregated $9,587.0 million and $9,144.0 million, respectively. The notional principal amount of outstanding interest rate swap transactions totaled $6,159.9 million. To control its credit exposures on swaps, ADB has set credit rating requirements for counterparties and has entered into collateral arrangements with counterparties.

The above information should be read in conjunction with the detailed information and financial statements appearing elsewhere in this Information Statement.

ADB

The Asian Development Bank, a multilateral development bank, was established in 1966 under the Agreement Establishing the Asian Development Bank (the "Charter") which is binding upon the member countries which are its shareholders. The purpose of ADB is to foster economic growth and cooperation in Asia and the Pacific region (the "region") and to contribute to the economic development of the developing member countries in the region collectively and individually. ADB's vision is an Asia and Pacific region free of poverty. Its mission is to help its developing member countries reduce poverty and improve living conditions and quality of life. ADB's strategy for reducing poverty rests on three pillars: sustainable economic growth, inclusive social development, and governance for effective policies and institutions.

As of December 31, 2003, ADB had 63 members consisting of 45 regional members, including Japan, Australia, and New Zealand, providing 63.2% of its capital, and 18 nonregional members, comprising the United States, Canada and 16 European countries, providing 36.8% of its capital. The membership of ADB reflects the intention of the founders that, while its operations should be limited to the region, it should incorporate the active participation and financial resources of developed nations outside the region. The percentage of voting power in ADB's affairs held by the respective members is related, but is not directly proportional, to their capital subscriptions. As of December 31, 2003, the aggregate voting power of the developed member countries, which include all non-regional members plus Japan, Australia, and New Zealand, represents approximately 54.6% of the total. The members and their respective voting power and subscriptions to ADB's capital stock as of December 31, 2003 are set forth in Appendix VII of the Financial Statements.

ADB's primary activity is making loans to finance projects or programs located within the territories of its developing member countries. Such activity is divided into ordinary operations and special operations, for which separate financial statements are maintained. Ordinary operations are financed from ordinary capital resources (see "Funding Resources"), and special operations are financed from Special Funds resources, most of which are contributed by members (see "Special Operations"). Under the Charter, ADB's ordinary capital resources and the Special Funds resources must at all times be held and used entirely separately from each other.

In addition to its lending operations, ADB issues guarantees, makes equity investments and participates in underwriting equity funds. ADB also extends technical assistance in the form of grants or loans for project preparation and evaluation, development planning and other purposes. To complement ADB's activities in development research and training, ADB has established the ADB Institute, a subsidiary body of ADB, located in Tokyo, Japan.

The principal office of ADB is located in Manila, Philippines. ADB has 27 other offices, including 18 resident missions located in Afghanistan, Azerbaijan, Bangladesh, Cambodia, People's Republic of China, India, Indonesia, Kazakhstan, Kyrgyz Republic, Lao People's Democratic Republic, Mongolia, Nepal, Pakistan, Papua New Guinea, Sri Lanka, Tajikistan, Uzbekistan, and Viet Nam; a country office in the Philippines; a regional office in Vanuatu and a Pacific subregional office in Fiji Islands; a special office in Timor-Leste; 2 extended missions located in Gujarat, India and Bangkok, Thailand; and three representative offices, located in Tokyo, Japan, Frankfurt, Germany, and Washington D.C., U.S.A. At December 31, 2003, ADB had a staff of 2,306 from 52 member countries. (For more details on ADB, see http://www.adb.org. This website address is included as an inactive textual reference only. Materials on the website are not incorporated by reference herein).

USE OF PROCEEDS

The net proceeds to ADB from the sale of Securities will be included in the ordinary capital resources of ADB and used in its ordinary operations. (See "ADB Operating Activities - Ordinary Operations".)

BASIS OF FINANCIAL REPORTING

Statutory Reporting

ADB prepares its financial statements in accordance with accounting principles generally accepted in the United States. Effective January 1, 2001, ADB adopted Financial Accounting Standard ("FAS") 133, "Accounting for Derivative Instruments and Hedging Activities" and its related amendments (collectively referred to as "FAS 133").

FAS 133 allows hedge accounting only if qualifying criteria are met. An assessment of those criteria indicated that most of ADB's derivative transactions are highly effective in hedging the underlying transactions and are appropriate for reducing funding costs. However, applying FAS 133 hedge criteria does not entirely reflect ADB's risk management and hedging strategies. Compliance with hedge accounting would impose undue constraints on future borrowings, loan, and hedge programs and would likely detract from minimizing the cost of borrowings, which ADB believes is more important. Accordingly, ADB elected to adopt non-hedge accounting and recognizes changes in the fair value of derivative instruments in the period as part of net income.

Supplemental Reporting

ADB manages its balance sheet by using derivatives to minimize the interest rate and currency risks associated with its financial assets and liabilities. Derivative instruments are used to enhance asset/liability management of individual positions and portfolios, and to reduce borrowing costs. Because certain financial instruments (including all derivatives and certain investments) are recorded at their fair value, while loans, borrowings and certain investments are recorded at carrying value, applying FAS 133 does not fully reflect the overall economic value of ADB's financial instruments.

ADB therefore prepares two supplemental financial statements: current value basis and pre-FAS 133 basis for management information and decision making. ADB believes that the financial statements under current value basis present the economic value of all its financial instruments. On the other hand, the pre-FAS 133 basis presents the financial information that is comparable to that in years prior to 2001.

Discussion and Analysis of Current Value

The Condensed Current Value Balance Sheet in *Table 2* presents estimates of the economic value of ADB's financial assets and liabilities, taking into consideration changes in interest rates, exchange rates, and credit risks. Current value reflects the exit price for financial instruments with liquid markets and is the estimated fair value. For financial instruments with no market quotations, current value is estimated using the expected cash flow streams discounted with the appropriate interest and exchange rates. As part of the current value adjustment, the effects of FAS 133 are reversed. For details see *Tables 3 and 4*.

Current Value Balance Sheets

Loan Portfolio: The majority of ADB's loans are made to or guaranteed by ADB members. ADB does not sell its loans, believing that there is no comparable market for them. The current value of loans incorporates

Management's best estimate of expected cash flows, including interest. Estimated cash flows from principal repayments, interest, and other loan charges are discounted by the applicable market yield curves for ADB's funding cost, plus ADB's lending spread.

The current value also includes an appropriate credit risk assessment. To recognize the risk inherent in these and other potential overdue payments, the value of private sector loans is adjusted through loan loss provisioning. ADB has not suffered any losses of principal on its public sector ordinary operations loans, with the exception of opportunity losses resulting from the difference between the present value of expected payments for interest and charges, according to the loan's contractual terms, and actual timing of cash flows. In 2003, ADB recognized loan loss provisions against one public sector loan totaling $0.24 million.

The positive adjustment of $1.9 billion (7.5% of ADB's loan balance) from the FAS 133 reported basis of $25.8 billion to the current value basis of $27.7 billion indicates that the loans in the portfolio, on average, carry a higher interest rate than ADB would currently originate.

Investments: Under both the statutory reported and current value basis, the investment securities and related derivatives held by ADB are carried and reported at fair values based on market quotations. In the case of instruments for which market quotations are not readily available, the current value is calculated using market-based valuation models incorporating observable market data. The net positive adjustment of $55.0 million resulted from unrealized gains on asset swaps due to increasing interest rates.

Equity investments: Equity investments with readily determinable market values are reported at fair value. Equity investments without market value are reported at cost less probable losses, which represents a fair approximation of the current value.

Receivables from members: These consist of unrestricted and restricted promissory notes. The current value of receivables from members is based on the cash flow of the projected encashment of the promissory notes, discounted using appropriate interest rates.

Borrowings after swaps: The current value of these liabilities includes the fair value of the amounts borrowed and their associated financial derivative instruments. The current value of these liabilities is calculated using market-based valuation models incorporating observable market data.

The $1.2 billion increase in the valuation of these liabilities - equivalent to 4.8% of the value of the borrowings portfolio after swaps - from the FAS 133 reported basis of $25.8 billion to the current value basis of $27.0 billion is because the average cost of the borrowing portfolio is higher than the market rate at which ADB can currently obtain new funding.

Current Value Income Statements

The total current value adjustment of $746.7 million ($429.0 million in 2002) in *Table 4* represents the change in the current value of all of ADB's financial instruments during the year. The adjustment reflects changes in both interest rates and in currency exchange rates in 2003.

Current Value Adjustments: All unrealized gains and losses are presented as current value adjustments. Thus, the change in mark-to-market unrealized losses on investments of $137.5 million as well as the $18.0 million provision for loan losses are presented as part of the adjustment.

For 2003, current value net income was $1.4 billion compared with pre-FAS 133 net income of $616.6 million and statutory reported net income of $438.2 million (see *Table 3*). The $746.7 million increase from the pre-FAS 133 basis to current value basis (i.e., current value adjustment) comprises a net effect of $588.9 million from the valuation of all outstanding financial instruments and $304.6 million of favorable translation adjustments net of $137.5 million of unrealized investment losses and minimum pension liability adjustments of $9.3 million (see *Table 4*).

Impact of Changes in Interest Rates: The net increase in the current value adjustments on the balance sheet during 2003 was $588.9 million. It was the result of a $972.3 million decrease in unrealized losses in the borrowing portfolio, a $64.3 million increase in unrealized gains in the net investment swap portfolio, and a $53.9 million decrease in unrealized losses in other assets offset by a decrease in unrealized gains in the loan portfolio of $501.6 million. The current value changes reflect several increases in interest rates for the year, which translated to a decrease in the current value adjustments for some of the portfolios (loans and financial derivative instruments associated with the borrowing portfolio).

Impact of Changes in Exchange Rates: The increase in the current value adjustment from 2002 to 2003 was partly attributed to changes in exchange rates. Translation adjustments, reflected as part of "Accumulated other comprehensive income" under the reported basis, are presented as current value adjustments. A significant portion of ADB's loans, investments, and borrowings was denominated in non-US dollar currencies. The general weakening of the US dollar against other major currencies in 2003 resulted in a significant positive translation adjustment of $304.6 million.

Table 1: Selected Financial Data
As of or for the year ended December 31
In millions of U.S. dollars (except percentages and ratios)

	Statutory Reported Basis[a]				
	2003	2002	2001	2000	1999
Income and Expenses					
From Loans	$1,383.0	$1,710.0	$1,813.7	$1,861.3	$1,674.6
From Investments	308.7	330.4	403.4	399.9	344.0
From Other Sources	48.5	19.7	21.6	39.7	9.2
Total Income	1,740.2	2,060.1	2,238.7	2,300.9	2,027.8
Interest and Other Financial Expenses	987.5	1,155.1	1,434.1	1,576.7	1,447.2
Administrative Expenses[b]	118.5	90.6	59.0	92.6	105.9
Technical Assistance to Member Countries	(.4)	56.0	20.0	–	–
Provision for Losses	18.0	4.5	9.8	5.9	24.8
Total Expenses	1,123.6	1,306.2	1,522.9	1,675.2	1,577.9
Operating Income before FAS 133	616.6	753.9	715.8	625.7	449.9
FAS 133 Adjustments	(178.4)	224.8	112.8	–	–
Income before Cumulative Effect of Change in Accounting Principle	438.2	978.7	828.6	625.7	449.9
Cumulative Effect of Change in Accounting Principle	–	–	34.7	–	–
Net Income	$ 438.2	$ 978.7	$ 863.3	$ 625.7	$ 449.9
Average Earning Assets	$37,540	$38,244	$36,272	$36,693	$34,788
Annual Return on Average Earning Assets	1.17%	2.56%	2.28%[c]	1.71%	1.29%
Return on Loans	4.56%	5.93%	6.42%	6.59%	6.41%
Return on Investments	3.74%	4.26%	5.91%	5.09%	3.96%
Cost of Borrowings	4.65%	4.10%	5.54%	5.90%	5.66%
Reserve-to-Loan Ratio	37.59%	32.04%	28.47%	27.26%	25.97%
Interest Coverage Ratio	1.44	1.85	1.58[d]	1.40	1.31

	Pre-FAS 133 Basis			Current Value Basis[d]		
	2003	2002	2001	2003	2002	2001
		(unaudited)			(unaudited)	
Net Income	$ 617	$ 754	$ 716	$ 1,363	$ 1,183	$ 473
Average Earning Assets	$37,524	$38,244	$36,271	$40,244	$40,680	$38,431
Annual Return on Average Earning Assets	1.64%	1.97%	1.97%	3.39%	2.91%	1.23%
Return on Loans	4.56%	5.93%	6.42%	4.97%	10.53%	3.11%
Return on Investments	3.13%	4.26%	5.91%	5.88%	9.80%	2.66%
Cost of Borrowings	3.70%	4.32%	5.63%	2.55%	9.85%	3.02%
Reserve-to-Loan Ratio	36.72%	30.83%	28.09%	36.88%	28.99%	26.66%
Interest Coverage Ratio	1.62	1.65	1.50	2.38	2.02	1.33

– Nil.
a FAS 133 was implemented in 2001. Accordingly, statutory reported basis is the same as pre-FAS 133 basis prior to 2001.
b Net of administration charge allocated to the Asian Development Fund and loan origination costs that are deferred.
c Excludes the cumulative effect of the adoption of current value basis accounting.
d Excludes the one-time cumulative effect of recording the adoption of FAS 133 on January 1, 2001.

Table 2: Condensed Current Value Balance Sheets at December 31, 2003 and 2002 (unaudited)
In thousands of U.S. dollars

	December 31, 2003					December 31, 2002
	FAS 133 Reported Basis	Reversal of FAS 133 Effects[a]	Pre-FAS 133 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
Due from banks	$ 1,397,948	$ –	$ 1,397,948	$ –	$ 1,397,948	$ 503,954
Investments and accrued income	11,517,178	–	11,517,178	–	11,517,178	7,973,645
Securities transferred under securities lending arrangement	2,317,819	–	2,317,819	–	2,317,819	1,129,208
Loans outstanding and accrued interest	25,769,853	(985)	25,768,868	1,936,423	27,705,291	32,011,270
Less: Allowance for loan losses and unamortized front-end fee	(107,776)	–	(107,776)	–	(107,776)	(89,167)
Equity investment	228,956	–	228,956	–	228,956	211,267
Receivable from members	237,142		237,142	(81,180)	155,962	181,492
Receivable from swaps						
Investments	1,087,833	(12,571)	1,075,262	12,571	1,087,833	511,937
Borrowings	9,776,335	(142)	9,776,193	142	9,776,335	9,231,868
Other assets	479,350	–	479,350	–	479,350	417,794
TOTAL	$52,704,638	$ (13,698)	$52,690,940	$1,867,956	$54,558,896	$52,083,268
Borrowings and accrued interest	26,571,211	146,645	26,717,856	1,091,043	27,808,899	28,645,177
Payable for swaps						
Investments	1,226,701	42,616	1,269,317	(42,616)	1,226,701	548,218
Borrowings	8,988,579	24,174	9,012,753	(24,174)	8,988,579	9,027,166
Payable under securities lending arrangement	2,520,991	–	2,520,991	–	2,520,991	1,132,623
Accounts payable and other liabilities	544,716	–	544,716	–	544,716	485,188
Total Liabilities	39,852,198	213,435	40,065,633	1,024,253	41,089,886	39,838,372
Paid-in capital	3,570,562	–	3,570,562	–	3,570,562	3,246,837
Net notional maintenance of value receivable/payable	(620,805)	–	(620,805)	–	(620,805)	(488,456)
Ordinary reserve	8,892,584	–	8,892,584	(37,045)	8,855,539	8,004,037
Special reserve	186,066	–	186,066	–	186,066	183,764
Surplus	116,645	–	116,645	–	116,645	116,645
Cumulative revaluation adjustments account	372,257	(372,257)	–	–	–	–
Net income after appropriation	435,886	178,387	614,273	746,730	1,361,003	1,182,069
Accumulated other comprehensive income	(100,755)	(33,263)	(134,018)	134,018	–	–
Total Equity	12,852,440	(227,133)	12,625,307	843,703	13,469,010	12,244,896
TOTAL	$52,704,638	$ (13,698)	$52,690,940	$1,867,956	$54,558,896	$52,083,268

a Translated using exchange rates at transaction date.

Table 3: Condensed Current Value Income Statements for the Years Ended December 31, 2003 and 2002 (unaudited)
In thousands of U.S. dollars

	December 31, 2003			December 31, 2002
	Year to Date Reported Basis	Adjustments to Current Value	Year to Date Current Value Basis	Year to Date Current Value Basis
INCOME				
From loans	$1,382,949	$ –	$1,382,949	$1,709,943
From investments	308,697	–	308,697	330,448
From other sources—net	48,527	–	48,527	19,723
Total Income	1,740,173	–	1,740,173	2,060,114
EXPENSES				
Interest and other financial expenses	987,509	–	987,509	1,155,167
Administrative expenses	118,440	–	118,440	90,553
Technical assistance to member countries	(358)	–	(358)	55,998
Provision for losses	18,007	(18,007)	–	–
Total Expenses	1,123,598	(18,007)	1,105,591	1,301,718
OPERATING INCOME—				
Before FAS 133 Adjustment	616,575	18,007	634,582	758,396
FAS 133 adjustment	(178,387)	178,387	–	–
Current value adjustments	–	746,730	746,730	429,010
Provision for losses	–	(18,007)	(18,007)	(4,476)
Net Income	438,188	925,117	1,363,305	1,182,930
Appropriation of guarantee fees to Special Reserve	2,302	–	2,302	861
NET INCOME AFTER APPROPRIATION	$ 435,886	$925,117	$1,361,003	$1,182,069

Table 4: Summary of Current Value Adjustments (unaudited)
In thousands of U.S. dollars

	Balance Sheet Effects as of December 31, 2003				Income Statement Effects Year-to-Date		
	Loans	Investments	Borrowings After Swaps	Other Assets	Less Prior Year Effects	December 31, 2003	December 31, 2002
Total Current Value Adjustments on Balance Sheet	$1,936,423	$55,187	$(1,066,727)	$(81,180)	$(254,805)	$ 588,898	$130,875
Unrealized (Losses) Gains on Investments						(137,523)[a]	89,702
Accumulated Translation Adjustments						304,657[b]	208,433
Minimum Pension Liability Adjustment						(9,302)[b]	–
Total Current Value Adjustments						$ 746,730	$429,010

a Unrealized (losses) gains on the investment portfolio have been moved from the Equity portion under the reported basis and included as part of current value adjustments for current value reporting.

b The accumulated translation adjustments for the period, net of current translation effects from FAS 133 reversals, together with the minimum pension liability adjustment have been moved from Other Comprehensive Income under the reported basis and included in comprehensive current value net income for the purposes of current value reporting.

ADB OPERATING ACTIVITIES

ADB provides financial assistance to its developing member countries primarily through loans, technical assistance, grants, guarantees, and equity investments to help meet their development needs.

Operational Policies

ADB is authorized under the Charter to make, participate in or guarantee loans to its developing member countries or their governments, to any of their agencies or political subdivisions, and to public or private enterprises operating within such countries, as well as to international or regional entities concerned with economic development in the region. Such loans are made only for projects or programs of high developmental priority. ADB provides financing to its borrowers to cover foreign exchange expenditures incurred in a project and also finances local currency expenditures in certain cases. ADB requires its borrowers to absorb exchange risks attributable to fluctuations in value of the currencies which it has disbursed.

In evaluating the projects that it may finance, ADB considers such factors as economic, social, environmental, technical, institutional and financial feasibility, effect on the general development activity of the country concerned, contribution to economic development, capacity of the borrowing country to service additional external debt, effect on domestic savings, balance of payments effects, impact of new technologies on productivity, and expansion of employment opportunities. In response to the changing needs and imperatives of the developing member countries and the international environment, ADB has declared poverty reduction to be its overarching goal. ADB supports this goal by providing loans to promote sustainable economic growth, including social development, and good governance. To broaden and deepen the impact of its interventions, ADB promotes the role of the private sector in development, supports regional cooperation and integration, and addresses environmental sustainability in all its loans.

In considering an application for a loan, ADB considers the ability of the borrower to obtain financing elsewhere on terms and conditions that ADB considers reasonable. In the case of loans to borrowers other than members or their governments, ADB may require that members or their governments guarantee such loans.

Except in special circumstances, ADB requires that the proceeds of its loans and equity investments and of the loans it guarantees be used only for procurement of goods and services produced in and supplied from member countries. ADB supervises the disbursement of its loans to ensure that the proceeds are applied only against eligible expenditures. ADB seeks to ensure that procurement of goods and services financed out of its funds is based on the principles of economy and efficiency. For this purpose, ADB generally requires that competitive bids be sought from potential suppliers, that engineering plans and specifications be drawn up independently of the suppliers or manufacturers and, if appropriate, that independent consultants be retained.

ADB's program lending is designed, as a complement to its project-specific lending, to develop a sector (or sub-sector) as a whole and improve a sector's performance through appropriate policy and institutional reforms over the medium- to long-term. The loan proceeds may be used to finance economy-wide import requirements on the basis of a negative import list, or where necessary and appropriate, sector specific import requirements on the basis of a positive import list. Under the current policy, program lending as a percentage of total lending on a three-year moving average basis is subject to a ceiling of 20%. Additionally, ADB adopted a program cluster approach (whereby a single approval can be given for two or more related sub-programs) as an extension of its program lending modality to enhance flexibility and extended the time frame for program implementation to 7 years. ADB also introduced a special program loan facility ("SPL") to provide, on an exceptional basis, assistance as part of an international rescue package providing substantial support beyond

ADB's anticipated assistance levels to crisis-affected countries. ADB charges higher rates for SPLs to help mitigate potential adverse effects on ADB's financial strength and risk bearing capacity. SPLs are exempted from counting towards the ceiling on regular program lending.

In its private sector operations, ADB directly supports private enterprises, investment funds, and financial institutions. Its traditional modes of financing are equity investments and foreign currency loans. Equity investments may include common and preferred stocks, convertible loans, and other forms of mezzanine financing. Loans may be cofinanced by commercial banks and other financial institutions. ADB has three credit enhancement products to facilitate such cofinancing: complementary financing schemes, partial credit guarantees, and political risk guarantees. To address exchange risk related issues in private sector projects, ADB has commenced its local currency lending initiative for private sector operations on a pilot basis in India.

Whereas the aggregate amount of funds allocated to private sector operations as of the date of this Information Statement was limited to $1,450 million from ordinary capital resources and $50 million from Special Funds resources, ADB's Board of Directors, in September 2001, agreed to allow approvals in excess of the existing $1,500 million capital allocation for private sector operations as an interim arrangement pending implementation of objective criteria for determining the appropriate capital allocation between public and private sector operations.

When the total cost of an individual project is higher than $5 million, ADB's total loans to and equity investments in a private sector enterprise may not normally exceed 25% of such total project cost or $75 million, whichever is lower. When the total cost of an individual project is $5 million or less, ADB's share can be as high as 33% of the total project cost.

ADB is authorized to meet requests from member countries for technical assistance in such fields as the preparation and evaluation of specific development projects, the preparation and execution of development plans, and the creation and strengthening of institutions serving agriculture, industry, and public administration. Recipients of technical assistance may be governments or any of the other entities authorized under the Charter. ADB extends technical assistance as grants or loans.

The Charter limits the funds which may be drawn upon to provide technical assistance on a grant basis to the amount of ADB's net income from ordinary operations plus any Special Funds resources (other than net income transferred from ordinary operations) available for such purposes. In April 2001, ADB's Board of Directors approved the use of ordinary capital resources current income to finance certain technical assistance operations within a rolling four-year financing framework. In 2003, ADB reverted to the practice of allocating ordinary capital resources net income to the Technical Assistance Special Fund and of financing technical assistance activities through it and various funding resources.

Ordinary Operations

ADB's lending policy limits the outstanding commitments, i.e., the sum of outstanding disbursed loan and undisbursed loan balances, equity investments, and guarantees[1] to no more than the sum of the total callable capital, paid-in capital, and reserves (including surplus but excluding special reserve). At December 31, 2003, the total amount of outstanding loan commitments as well as equity investments and guarantees was $41,545.7 million compared with a maximum lending ceiling under the Charter on such date of $61,415.4 million.

1 Political risk guarantees are charged against both lending and borrowing limitations at the nominal value of the guaranteed obligations with interest accruing to payment period. Partial credit guarantees are charged against the borrowing limitation at the outstanding amount of the guaranteed obligations and against the lending limitation at the present value of the guaranteed obligations.

Loans

From its establishment through December 31, 2003, ADB had approved loans, net of terminations and reductions, aggregating $76,276.3 million in its ordinary operations. At December 31, 2003, ADB's total amount of outstanding loan commitments in its ordinary operations was $40,367.3 million. On such date, the six largest borrowers from ADB in its ordinary operations, accounting for 90.4% in aggregate amount of all approved ordinary operations loans less amounts cancelled and repaid, were Indonesia (24.9%), the People's Republic of China (21.1%), India (19.5%), Pakistan (11.3%), the Philippines (8.9%), and the Republic of Korea (4.7%).

In 2003, 38 ordinary operations loans totaling $4,725.7 million were approved compared with 36 ordinary operations loans totaling $4,042.8 million in 2002. Of the 2003 total approved loans, $4,538.7 million were public sector loans (member countries and, with the guarantee of the concerned member, government agencies or other public entities) and $187.0 million were private sector loans, compared with $3,897.8 million and $110.0 million, respectively, in 2002. 84.6% of the 2003 total approved ordinary operations loans went to India, People's Republic of China, Pakistan, and Bangladesh.

During 2003, loan disbursements totaled $2,688.1 million, which represented a decrease of 12.3% from the $3,066.5 million disbursed in 2002. Principal repayments for the year were $7,136.8 million ($3,333.9 million in 2002), $5,883.8 million of which were loan prepayments ($1,977.1 million in 2002). In 2003, 45 loans (18 in 2002) were fully prepaid and 5 loans (1 in 2002) were partially prepaid.

A summary of the ordinary operations outstanding loan commitments of ADB by member as of December 31, 2003 is set forth in Appendix V of the Financial Statements. A breakdown by sector of the ordinary operations loans approved by ADB from its establishment and those loans that were effective (approved loans as to which certain conditions precedent to disbursement have been met and which have not been cancelled or repaid) as of December 31, 2003 is as follows:

Table 5: Sectoral Breakdown of Ordinary Operations Loans
As of December 31, 2003
Amounts in millions of U.S. dollars

Sector	Total Approved Loans		Total Outstanding Effective Loans[a]	
	Amount	Per Cent	Amount	Per Cent
Transport and communications	$18,686.0	24.5%	$ 8,355.2	24.0%
Energy	17,769.7	23.3	7,312.8	21.0
Finance[b]	13,289.6	17.4	5,423.7	15.6
Social infrastructure[c]	11,089.8	14.5	6,418.4	18.5
Agriculture and natural resources	7,492.1	9.8	3,060.3	8.8
Multisector	3,331.7	4.4	1,168.0	3.4
Industry and nonfuel minerals	2,617.3	3.4	1,487.9	4.3
Others	2,000.1	2.7	1,547.4	4.4
Total	$76,276.3	100.0%	$34,773.7[d]	100.0%

a Includes outstanding loans and undisbursed effective loans.
b Includes loans for the development of financial systems and capital markets in developing member countries and loans to development finance institutions in member countries which are reloaned to finance small- and medium-scale industries and other eligible borrowers in various sectors.
c Includes water supply and sanitation, urban development and housing, education, and health and population.
d Includes program loans aggregating $9,109.7 million and representing 26.2% of total effective loans.

ADB's loans generally cover only a portion of the total costs of the projects and programs it finances. Large- and medium-scale projects financed by ADB from its ordinary capital resources with loans approved through December 31, 2003 were estimated, at the time of their respective approvals, to have a total aggregate cost of approximately $140,928.1 million, of which approximately 34.7% was to be financed by ADB. In addition, ADB has made loans to finance portions of the total costs of smaller-scale projects in a sector, directly or under relending arrangements.

Public and Private Sector Loans

The majority of ADB ordinary operation loans (98.0%) have been made to the public sector. The rest is to private sector enterprises and financial institutions without government guarantees. A summary of cumulative approvals and portfolio position for public and private sector loans is shown below.

Table 6: Lending Status at December 31
In millions of U.S. dollars

	Public Sector		Private Sector	
	2003	**2002**	**2003**	**2002**
Cumulative Approvals[a]	$74,662	$69,976	$1,615	$1,463
Cumulative Effective Loans[b]	58,432	56,594	1,169	1,146
Cumulative Repayments[c]	24,648	17,552	639	591
Outstanding	$25,042	$28,834	$ 464	$ 400
Undisbursed[d]	14,514	13,383	348	355
Total Loans	$39,556	$42,217	$ 812	$ 755

a Net of loan terminations and reductions.
b Effective loans are loans (whether disbursed or undisbursed) which have been approved by ADB and in respect of which all conditions precedent to drawdown have been satisfied.
c At historical U.S. dollar equivalents.
d Includes not yet effective loans

In its public sector ordinary operations, ADB has not suffered any losses of principal and follows a policy of not taking part in debt rescheduling agreements. Occasional delays have occurred in loan service payments but these have not been material to ADB's operations. During 2003, loan loss provision of $0.24 million was provided against one public sector loan to Nauru with a principal amount of $2.3 million that remained in nonaccrual status as of December 31, 2003 (see Appendix VIII of the Financial Statements, Notes E and K).

In conjunction with its new income planning framework approved by its Board of Directors in February 2004, ADB shall provide loan loss reserve for its public sector loans starting 2004. This will be determined based on the expected loan portfolio loss, where the loan loss reserve is calculated as the difference between the estimate of the loan portfolio's expected loss and the accumulated loan loss provision.

In its private sector operations, ADB provides allowances for possible losses on its private sector loans and diminution in the value of its equity investments. Allowance for losses on impaired private sector loans and equity investments through 2003 totaled $152.6 million.

Lending Windows

ADB's currently available lending window is the LIBOR-based loan ("LBL") window. The LBL window, introduced on July 1, 2001, is a timely response to borrower demand for new ADB financial loan products to suit their project needs and external debt risk management strategies. The LBL products give borrowers a high degree of flexibility in terms of (i) choice of currency and interest rate basis; (ii) options to link repayment schedules to actual disbursements for financial intermediary borrowers; (iii) the ability to change the original loan terms at any time during the life of the loan; and (iv) the options to purchase a cap and collar on a floating lending rate at any time during the life of the loan, while at the same time providing low intermediation risk to ADB.

Until June 30, 2001, ADB had three lending windows for loans from ordinary capital resources, namely, the pool-based multicurrency loan ("PMCL") window, the pool-based single currency loan ("PSCL") window in U.S. dollars, and the market-based loan ("MBL") window. The MBL window provided single-currency loans in U.S. dollars, Japanese yen, or Swiss francs to private sector borrowers and government-guaranteed financial intermediaries at the prevailing market rates. With the introduction of the LBL window, the PMCL and MBL windows were retired on July 1, 2001 and the PSCL window on July 1, 2002. For ADB to evolve into a full-fledged LIBOR-based lender, ADB's Board of Directors approved the program of offering its borrowers the option to transform the undisbursed balances of their PSCLs and MBLs into LBLs provided that the undisbursed loan balance was not less than 40% of the loan amount as of June 30, 2001. By December 15, 2002, total undisbursed balances of $6.8 billion under 97 PSCLs were transformed to LBL terms as scheduled. As of December 31, 2002, the transformation program had been completed. In November 2003, ADB offered to transform PMCLs of $6.5 billion, which are primarily denominated in Japanese yen, to PSCLs. The purpose of such transformation was to change the accounting method so that the repayment amounts are determined in Japanese yen to help borrowers plan and manage their financial obligations. Under PMCL, repayments are based in U.S. dollar before they are converted to Japanese yen. All PMCL borrowers have confirmed such transformation which took effect in January 2004. A breakdown of ADB's ordinary operations loan portfolio by loan product as of December 31, 2003 and December 31, 2002 is presented in *Table 7*.

Table 7: Loan Portfolio by Loan Products
In millions of U.S. dollars

	Public Sector		Private Sector	
	2003	**2002**	**2003**	**2002**
LIBOR-based Loans				
Outstanding	$ 4,101	$ 1,839	$ 76	$ 7
Undisbursed	13,710	12,024	114	58
Market-based Loans				
Outstanding	648	633	235	216
Undisbursed	243	315	105	190
Pool-based Multicurrency Loans				
Outstanding	6,502	7,083	10	10
Undisbursed	–	3	–	–
Pool-based Single Currency Loans				
Outstanding	11,661	15,084	–	–
Undisbursed	561	1,041	–	–
Others				
Outstanding	2,130	4,195	143	167
Undisbursed	–	–	129	107
Total				
Outstanding	$25,042	$28,834	$464	$400
Undisbursed	$14,514	$13,383	$348	$355

Financial Terms of Loans

Currently Available Financial Terms

LBL window: ADB offers floating-rate loans and fixed-rate loans denominated in Euros, Japanese yen or U.S. dollars. Initially, the loans bear a floating interest rate. With a floating interest rate, the lending rate is reset every six months on each interest payment date. The interest rate is the cost base rate plus a spread ("fixed spread") that is specified in the loan agreement. The cost base rate is equal to LIBOR and reset every six months. The fixed spread for public sector borrowers is equal to the ADB basic lending spread prevailing at the time of loan signing whereas the spread for private sector borrowers reflects the credit risk of the specific project and borrower. The current basic lending spread for public sector borrowers is 60 basis points. On April 12, 2004, ADB's Board of Directors approved, for all ordinary capital resources borrowers that do not have arrears with ADB, a waiver of 20 basis points of the basic lending spread on ordinary operations public sector loans outstanding from July 1, 2004 to June 30, 2005. Borrowers may direct ADB to automatically implement a series of interest rate fixings either by period or by amount. The average lending rates of outstanding LBLs in U.S. dollars and Japanese yen as of December 31, 2003 were 1.53% and 0.25%, respectively.

A commitment fee of 0.75% per annum is currently levied on all outstanding public sector loans, beginning 60 days after execution of the applicable loan agreement. For project loans, the commitment fee accrues on the following increasing portions of the total loan amount (less cumulative disbursements): 15% in the first year, 45% in the second year, 85% in the third year and 100% thereafter. For program loans, the commitment fee is 0.75% per annum of the aggregate outstanding principal amount of the program loans. A front-end fee of 1% is charged on public sector loans, with the borrowers being given the option to capitalize the fee. On May 9, 2003, ADB's Board of Directors approved a waiver of 50% of the front-end fee with respect to all ordinary operations public sector loans approved in 2003. Additionally, on April 12 2004, ADB's Board of Directors approved, for all ordinary capital resources borrowers that do not have arrears with ADB, a waiver of the entire front-end fee of 1% for all new ordinary operations public sector loans approved from January 1, 2004 to June 30, 2005.

Public sector LBLs provide for rebates and surcharges. Since the principle of automatic cost pass-through pricing is maintained for LBLs, ADB returns the actual sub-LIBOR funding cost margin achieved to its LBL public sector borrowers through rebates. A surcharge could arise if ADB's funding cost is above the six-month LIBOR. The rebate and surcharge are calculated every January 1 and July 1 of each year based on actual average funding cost margin for the preceding six-month period. In 2003, ADB returned the actual sub-LIBOR funding cost margin of $5.6 million to its LBL public sector borrowers based on the following rebate rates:

Table 8: Rebate Rates for LBL Window
% per annum

	U.S. Dollar	Japanese Yen
January 1, 2003	0.39	0.39
July 1, 2003	0.33	0.39

Previously Available Financial Terms

PMCL and PSCL lending windows: The lending rates for the PMCL and PSCL U.S. dollar windows are determined on the basis of the previous semester's average cost of borrowings plus a lending spread which is the same lending spread applicable to LBLs. ADB's pool-based variable lending rates for the years 2002, 2003 and the first half of 2004 are shown in *Table 9.* The commitment and front-end fees applicable to public sector LBLs also apply to PMCLs and to PSCLs approved on or after January 1, 2000.

Table 9: Pool-based Lending Rates[a]
% per annum

	2004	2003	2002	
January 1	2.13	2.74	5.08	multicurrency
	6.27	6.31	6.69	U.S. dollar
July 1		2.46	3.91	multicurrency
		6.31	6.34	U.S. dollar

a Lending rates are set on January 1 and July 1 every year and are valid for six-month periods.

MBL lending window: The interest rates on MBLs are either fixed or floating. The lending rates for MBLs are determined on the basis of the six-month LIBOR with reset dates of either March 15 and September 15 or June 15 and December 15 plus a lending spread. The lending spread for MBLs to financial intermediaries in the public sector is the same as that applicable for pool-based public sector loans. For private enterprises, the lending spread is determined on a case-by-case basis to cover ADB's risk exposure to particular borrowers and projects. A front-end fee of about 1.0% to 1.5% of the loan amount and a commitment fee of about 0.5% to 0.75% per year on the undisbursed balance are typically charged on a floating rate MBL.

Equity Investments

As of December 31, 2003, ADB had approved 115 equity investments (less cancellations), aggregating $727.0 million and had participated, to the extent of $40.5 million, in underwriting six equity funds, all financed from its ordinary capital resources. The net equity investment commitments (approvals less disposals and sales and allowance for possible losses) amounted to $413.9 million (about 31.2% of the ceiling under the Charter) as of December 31, 2003. Pursuant to the Charter, the total amount of ordinary capital resources that ADB may invest in equity capital may not exceed 10% of its unimpaired paid-in capital stock, reserves (other than the Special Reserve) and surplus, i.e., $1,328.7 million at December 31, 2003. When making an equity investment, ADB may not obtain a controlling interest in the entity concerned or become its largest shareholder, except under certain circumstances.

For additional information on Equity Investments, see Appendix VIII of the Financial Statements, Note F.

Guarantees

ADB provides guarantees as credit enhancements for eligible projects to cover risks that the private sector cannot easily absorb or manage on its own. Reducing these risks can make a significant difference in mobilizing debt funding for projects. ADB has provided guarantees for infrastructure projects, financial institutions, capital markets and trade finance. Guarantees are recognized as off-balance sheet financial instruments in ADB's financial statements. For guarantees issued and modified after December 31, 2002 in accordance with Financial Accounting Standards Board Interpretation No. 45, ADB recognized at the

inception of a guarantee the non-contingent aspect of its obligations. ADB's total exposure on signed and effective loan guarantees is disclosed in Appendix VIII, Note E.

ADB offers two guarantee products - political risk guarantee and partial credit guarantee - both designed to mitigate risk exposure of commercial lenders and capital market investors. These guarantees are not issued on a stand-alone basis but are provided for projects where ADB has a direct participation such as an equity investment or a loan. ADB may cooperate with other multilateral, official, and private sector lenders and insurers in providing its guarantee products.

Political Risk Guarantees

ADB's political risk guarantee ("PRG") is designed to facilitate cofinancing by providing lenders and capital market investors in an ADB-assisted project with cover against specifically defined political risks. Coverage is available against any combination of the risks of expropriation, currency inconvertibility or non-transferability, political violence, and breach of contract, and is available for loans and the other forms of debt instruments. Equity instruments are ineligible for PRG coverage. Tenors are based on the merits of the underlying project. All or part of the outstanding debt service obligations to a lender may be covered. The cover may be for principal and/or interest payment obligations. For private sector projects, ADB can issue a PRG without a counterguarantee from the host government. However, PRG exposure to such project is subject to a maximum of $150 million or 50% of the project cost, whichever is lower. Fees are market-based and comprise a guarantee fee, front-end fee, and standby fee. Guarantee fees for transactions backed by the host government guarantees comprise a standard fee of 40 basis points (0.4%) per annum on the nominal value of outstanding guarantee obligation plus a front-end fee to cover ADB's processing costs. PRGs are callable when a guarantee event has occurred and such an event has resulted in debt service default to the lender.

Partial Credit Guarantees

The partial credit guarantee ("PCG") of ADB provides comprehensive cover (of both commercial and political risks) for a specific portion of the debt service provided by cofinanciers. PCG cover is particularly useful for projects in developing member countries with restricted access to financial markets, but which ADB considers creditworthy and financially sound. Since the 1997 Asian financial crisis, borrowers, project sponsors, cofinanciers, and host governments have increasingly sought to hedge currency mismatch risks by borrowing in the same currency as the revenues generated by the project. PCGs can cover local currency debt, including domestic bond issues or long-term loans from local financial institutions. For private sector transactions not supported by a counterguarantee from the host government, the exposure limit is $75 million or 25% of the project cost, whichever is less. Guarantee fees for private sector transactions are market-based. Guarantee fees for transactions backed by government guarantees comprise a standard guarantee fee of 40 basis points (0.4%) per annum on the present value of the outstanding guarantee obligation plus a front-end fee to cover ADB's processing costs. Fees can be charged either to the borrower or the lender.

ADB is committed to further develop the capital markets in the region by using its guarantee products and complementary financing scheme ("CFS"). ADB's guarantee instruments and CFS are reliable instruments in catalyzing capital flows to its developing member countries by providing necessary credit enhancements.

ADB's exposure on guarantees as of December 31, 2003 and December 31, 2002. is shown below.

Table 10: Guarantee Exposure
In millions of U.S. dollars

	2003		2002	
	Committed Amount	Outstanding Amount	Committed Amount	Outstanding Amount
Partial Credit Guarantee with counterguarantee	$1,115.3	$1,115.3	$1,030.9	$1,030.9
Political Risk Guarantee: With counterguarantee	252.7	102.0	252.5	86.9
Without counterguarantee	31.6	28.3	–	–
	284.3	130.3	252.5	86.9
Total	$1,399.6	$1,245.6	$1,283.4	$1,117.8

Cofinancing and Relations with Other Development Organizations

To optimize the development impact of its assistance programs to all developing member countries, ADB has maintained close coordination with other development partners, incorporating cofinancing and coordination opportunities with them. ADB actively pursues cofinancing with official as well as commercial and export credit sources to complement its assistance to public and private sector projects. In connection with such activities, ADB maintains close relations with other international development organizations and acts as an administrator for, or has made joint financing arrangements with, a number of multilateral and bilateral development agencies. ADB has also been joined by commercial institutions in cofinancing projects in the region, and is continuing to promote increased commercial cofinancing. The cumulative total amount of cofinancing arranged in support of the ADB-assisted operations as of the end of 2003 amounted to $40.6 billion for 637 loan projects and programs. This amount consisted of $22.9 billion from official sources, $17.7 billion from commercial sources and export credit agencies. For more information on cofinancing, see Appendix VIII of the Financial Statements, Note E.

FUNDING RESOURCES

ADB's ordinary operations are financed from ADB's ordinary capital resources, which consist primarily of its subscribed capital stock, the proceeds of borrowings and funds derived from ordinary operations.

Capital

The authorized and subscribed capital stock of ADB as of December 31, 2003 was $51,996.6 million. Subscriptions to the capital stock are divided into paid-in and callable shares. Of the total subscribed capital stock as of December 31, 2003, $3,657.1 million was paid-in and the remainder was callable.

The Charter contains provisions under which a member is required to pay to ADB additional amounts of its currency to maintain the value of ADB's holdings in such currency (except those derived from borrowings and from contributions to Special Funds) and ADB is required to pay to the member amounts of its currency necessary to adjust such value, in order to restore such value to the amount of the member's paid-in capital. Pending a decision on the denomination and valuation of ADB's capital, ADB has suspended the implementation of these provisions. (See Appendix VIII of the Financial Statements, Note I.)

Paid-in Capital

As of December 31, 2003, 98% of the total paid-in capital of ADB was paid or payable in gold or convertible currencies, and 2% in the currencies of members with non-convertible currencies.

ADB's paid-in capital may be freely used in its ordinary operations, except that developing member countries have the right under the Charter to restrict the use of a portion of their paid-in capital to making payments for goods and services produced and intended for use in their respective territories. Paid-in capital aggregating $2.8 million was so restricted as of December 31, 2003. (See Appendix VIII of the Financial Statements, Note C.)

The Charter authorizes the Board of Governors, by a vote of two-thirds of the total number of Governors representing at least three-quarters of the total voting power of the members, to set aside to Special Funds up to 10% of ADB's unimpaired capital paid-in by members (see "Special Operations"). As of December 31, 2003, a total of $70.7 million (1.9% of unimpaired paid-in capital) had been set aside and transferred to the Asian Development Fund, one of ADB's Special Funds

Callable Capital

The callable portion of subscriptions to ADB's capital stock is subject to call only when required to meet the obligations of ADB on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. Callable capital consequently may not be called for use in ADB's lending operations. In the event of a capital call, payment may be made at the option of the member in gold, in convertible currency or in the currency required to discharge the obligations of ADB for the purpose for which the call is made.

No call has ever been made on ADB's callable capital. Calls on the callable portion of subscriptions are required to be uniform in percentage on all callable shares of capital stock, but obligations of the members to make payment upon such calls are independent of each other. Failure of one or more members to make payments on any such calls would not excuse any other member from its obligation to make payment, and successive calls could be made on non-defaulting members if necessary to meet ADB's obligations. No member could be required, however, to pay a total amount greater than the unpaid balance of the callable portion of its subscription to ADB's capital stock.

As of December 31, 2003, 22 ADB members holding 65.0% of the total subscribed capital of ADB and 59.0% of the total voting power were also members of the Organization for Economic Cooperation and Development ("OECD"). Presented in *Table 11* is the capital subscription of such OECD members. These OECD members' total callable capital was equivalent to 123.0% of ADB's outstanding borrowings after swaps at December 31, 2003.

Table 11: Capital Subscription of OECD Members
In millions of U.S. dollars

	Subscribed Capital	Callable Capital
Japan	$ 8,206	$ 7,631
United States	8,206	7,631
Australia	3,042	2,829
Canada	2,750	2,558
Republic of Korea	2,649	2,463
Germany	2,275	2,115
France	1,224	1,138
United Kingdom	1,074	999
Italy	950	884
New Zealand	807	751
Netherlands	539	502
Switzerland	307	285
Austria	179	166
Belgium	179	166
Denmark	179	166
Finland	179	166
Luxembourg	179	166
Norway	179	166
Portugal	179	166
Spain	179	166
Sweden	179	166
Turkey	179	166
Total[a]	$ 33,818	$ 31,450

a Total may not add due to rounding.

The capital subscription of all ADB members is shown in Appendix VII of the Financial Statements.

Table 12 shows ADB's capital stock and reserves as of December 31, 2003. Further information on capital stock such as valuation of capital stock, maintenance of value of currency holdings and membership is contained in Appendix VIII of the Financial Statements, Notes B and I.

Table 12: Ordinary Capital Stock and Reserves
In millions of U.S. dollars

	December 31, 2003
Subscribed	$51,997
Less: Callable capital subscribed	48,340
Paid-in capital subscribed	3,657
Less: Other adjustments[a]	87
	3,570
Net Notional Amounts Required to Maintain Value of Currency Holdings, Reserves and Accumulated Net Income and Other Comprehensive Income[b]	9,282
Total Capital Stock, Reserves and Accumulated Net Income and Other Comprehensive Income	$12,852

a Comprises $71 million capital transferred to the Asian Development Fund and $16 million of paid-in capital subscribed but not yet due. (See Appendix VIII of the Financial Statements, Note I).
b For a description of reserves, see Appendix VIII of the Financial Statements, Note J.

Borrowings

General Borrowing Policies

Under the Charter, ADB may borrow only with the approval of the country in whose market ADB's obligations are to be sold and the member in whose currency such obligations are to be denominated. ADB must also obtain the approvals of the relevant countries so that the proceeds of its borrowings may be exchanged for the currency of any member without restriction. The Charter also requires ADB, before determining to sell its obligations in a particular country, to consider the amount of previous borrowings in that country, the amount of previous borrowings in other countries and the availability of funds in other countries, adhering to the general principle that its borrowings should to the greatest extent possible be diversified as to country of borrowing.

Total Borrowing Limitation

ADB's borrowing policy limits ADB's gross outstanding borrowings to no more than the sum of callable capital of nonborrowing members, paid-in capital, and reserves (including surplus and special reserve), subject to the Charter limit of 100% of callable capital. Based on such policy, the sum of such capital and reserves as of December 31, 2003 was $43,197.7 million. The aggregate of ADB's outstanding borrowings after swaps and guarantees[2] of $26,821.2 million as of December 31, 2003 was equivalent to 62.1% of such ceiling or 55.5% of ADB's total callable capital.

Funding Operations

ADB has borrowed in the capital markets of Australia; Austria; Belgium; Germany; Hong Kong, China; India; Italy; Japan; Kuwait; Luxembourg; the Netherlands; Republic of Korea; Saudi Arabia; Switzerland; Taipei,China; the United Arab Emirates; the United Kingdom and the United States, as well as in international capital markets, from certain members and their central banks, and from commercial banks. ADB expects to continue to raise funds for its ordinary operations through the issue and sale of debt obligations in national and international capital markets (including by means of private placements) and from official sources, as conditions permit. In addition, ADB undertakes bridge financing transactions under its $5 billion Eurocommercial Paper Programme ("ECP") to afford greater flexibility in the timing of its long-term borrowings. A statement of ADB's outstanding borrowings as of December 31, 2003 is set forth in Appendix VI of Financial Statements.

ADB's overriding borrowing objective has always been to ensure that funds are available to meet its net cash requirements at the lowest possible cost. Subject to this objective, ADB seeks to diversify its sources of funding across markets, instruments, and maturities. One of ADB's core funding strategies is to maintain a strong presence in key currency bond markets through regular issuance of benchmark global bonds. Consequently, ADB continues to enhance the execution of its global bond issues, focusing on offering investors fairly priced bonds through a price discovery process, achieving a broad-based distribution both geographically as well as by investor type, and ensuring secondary market liquidity. Importantly, ADB also issues bonds on an opportunistic basis as a means of generating funds at the lowest cost possible. In this regard, ADB established in 2001 a $20 billion Global Medium-Term Note Program ("GMTN") designed to increase its responsiveness to opportunities in the private placement market which expires on May 28, 2004. On December 17, 2003, ADB's Board of Directors approved the establishment of a perpetual GMTN program with no

2 Political risk guarantees are charged against both lending and borrowing limitations at the nominal value of the guaranteed obligations with interest accruing to payment period. Partial credit guarantees are charged against the borrowing limitations at the outstanding amount of the guaranteed obligations and against the lending limitation at the present value of the guaranteed obligations.

restriction on the program aggregate principal amount, with annual limits provided under the annual global borrowing authorization. As part of its developmental mandate, ADB contributes to the development of regional bond markets through local currency bond issuance. In February 2004, ADB issued its first bonds in India with a principal amount of INR5 billion, the first bond issue by a supranational and a foreign entity in India.

In 2003, ADB raised long-term funds totaling about $4,141.0 million through one benchmark global bond issue and 63 opportunistic transactions in US dollars, Japanese yen, Canadian dollars, Australian dollars, and New Taiwan dollars compared to $5,944.9 million in 2002. The decrease in the 2003 funding size was mainly due to loan prepayments of $5,883.8 million received during 2003.

In keeping with its overriding objective of cost minimization, ADB further enhanced its private placement strategy in 2003. More than 70% of the 2003 borrowings were in the form of private placement, of which about 64% were targeted to retail investors, 24% callable structured notes, and 12% callable zero coupon notes and non-callable foreign exchange-linked notes.

The following table summarizes ADB's funding operations in 2003 and 2002.

Table 13: Funding Operations
Amounts in millions of U.S. dollars

	2003	2002
Long Term Borrowings		
Total Principal Amount	$4,141.0	$5,944.9
Average Maturity to First Call (years)	7.6	7.2
Average Final Maturity (years)	13.7	9.9
Number of Transactions		
Public Offerings	2	3
Private Placements	62	77
Number of Currencies (before swaps)		
Public Offerings	2	1
Private Placements	4	5
Short Term Borrowings[a]		
Total Principal Amount[b]	$ 28.0	$2,830.0
Number of Transactions	1	36
Number of Currencies	1	2

a All eurocommercial paper.
b At year-end, the outstanding principal amount was nil in 2003 and $200 million in 2002.

As of December 31, 2003, the total amount of outstanding borrowings after swaps was $25,571.1 million compared to $26,119.6 million in 2002. The average life of ADB's outstanding long-term borrowings at the end of the years 2003 and 2002 was 4.2 years and 3.9 years, respectively.

Use of Derivatives

ADB undertakes currency and interest rate swap transactions to raise, on a fully hedged basis, operationally needed currencies in a cost-efficient way while maintaining its borrowing presence in the major capital markets. For the year 2003, ADB has swapped 95.2% of its 2003 borrowings into U.S. dollar floating rate liabilities and the rest into Japanese yen floating rate liabilities. At December 31, 2003, the principal amount receivable and payable under outstanding currency swap transactions aggregated $9,587.0 million and $9,144.0 million, respectively. The notional principal amount of outstanding interest rate swap transactions aggregated $6,159.9 million.

Currency and Interest Rate Composition of Borrowings After Swaps

As of December 31, 2003, the currency composition of ADB's outstanding borrowings after swaps was concentrated in U.S. dollars, about 72.1% (72.3% - 2002) of the borrowing portfolio, reflecting the borrowers' preference for U.S. dollar loans. This was followed by Japanese yen, about 25.5% (25.3% - 2002). Of the outstanding borrowings after swaps at December 31, 2003, 51.6% was at fixed rates (56.6% - 2002) and 48.4% at variable rates (43.4% - 2002). *Figures 1 and 2* show the effects of the currency and interest rate swaps undertaken on ADB's outstanding borrowings.

Figure 1: Effect on Currency Composition

Currency Composition of Outstanding Borrowings (Before Swaps) | **Currency Composition of Outstanding Borrowings (After Swaps)**


Other Currencies[a]
22.6%
U.S. Dollar
58.8%
Japanese Yen
18.6%
Other Currencies[b]
2.4%
Japanese Yen
25.5%
U.S. Dollar
72.1%

a Other currencies include Australian dollar, Canadian dollar, Euro, Hong Kong dollar, New Taiwan dollar, Pound Sterling, and Swiss franc.
b Other currencies include Australian dollar, Canadian dollar, New Taiwan dollar, Pound Sterling, and Swiss franc.

Figure 2: Effect on Interest Rate Structures

Interest Rate Structure of Outstanding Borrowings (Before Swaps) | **Interest Rate Structure of Outstanding Borrowings (After Swaps)**


Variable
8.6%
Fixed
91.4%
Fixed
51.6%
Variable
48.4%

LIQUIDITY PORTFOLIO MANAGEMENT

ADB's liquidity policy requires that ADB maintains a prudential minimum level of liquidity at all times during the calendar year equivalent to 40% of the proxy net cash requirements for the following 3 years (the sum of net disbursement and debt redemption). This is to provide capacity for ADB to meet its loan disbursements, debt servicing, and other cash requirements in the event of a major disruption in its cash flows. In addition, the policy allows ADB to maintain a discretionary liquidity portfolio, the primary objective of which is to provide flexibility in the execution of ADB's funding program. ADB's liquidity poftfolio also contributes to ADB's earning base.

ADB's Board of Directors has approved certain policy restrictions relating to its investment transactions in the Authority for Investment of Funds Not Needed in Operations (the "Investment Authority"). The primary objective of the Investment Authority is to ensure the security and liquidity of funds invested. Subject to this objective, ADB seeks to maximize total return on its liquidity portfolio investment.

ADB's investments are made in the same currencies as received. In compliance with the Charter, ADB does not convert currencies for investment. At December 31, 2003, liquid investments are held in 18 currencies.

ADB's liquid assets are held in government and government-related debt instruments, time deposits, and other unconditional obligations of banks and financial institutions, and, to a limited extent, in corporate bonds, mortgage-backed securities, and asset-backed securities of high credit quality.

The liquid assets are held in four sub-portfolios: core, operational cash, cash cushion, and discretionary liquidity; all of which have different risk profiles and performance objectives.

The core portfolio is invested to ensure that the primary objective of a liquidity buffer is met. Cash inflows and outflows are minimized to achieve the core portfolio's objective of maximizing the total return relative to a defined risk tolerance level. The core portfolio is largely funded by equity. For this part, the performance is measured against external benchmarks with an average duration presently of about two years. The remaining part of the core portfolio is funded by floating rate debt and is invested in high-quality instruments to maximize the spread earned by ADB between borrowing cost and investment income.

The operational cash portfolio is designed to meet net cash requirements over a one-month period. It is funded by equity and invested in short-term, highly liquid money market instruments. The portfolio performance is measured against short-term external benchmarks.

The cash cushion portfolio holds the proceeds of ADB's borrowing transactions pending disbursements. The portfolio is invested in short-term instruments and its performance is measured against short-term external benchmarks.

The discretionary liquidity portfolio is funded by floating rate debt and invested in high-quality instruments to maximize the spread earned by ADB between its borrowing cost and investment income. The size of the portfolio depends on factors such as whether there is a need to smoothen the build up of ADB's prudential liquidity over a given time horizon and whether there are opportunities to undertake additional short-term borrowings for market presence purposes. The size of the portfolio is subject to a ceiling approved by the Board of Directors. The portfolio's cost of carry should be positive at all times.

The year-end balance of the above portfolios in 2003 and 2002, excluding securities transferred under securities lending arrangements and pending sales and purchases, is presented in the following table.

Table 14: Year-End Balance
In millions of U.S. dollars

	2003	2002
Core portfolio	$6,174	$6,546
Operational cash portfolio	2,235	144
Cash cushion portfolio	1,394	1,081
Discretionary liquidity portfolio	1,755	-
Total	$11,558	$7,771

The return on the liquidity portfolios during 2003 and 2002 is presented in the following table.

Table 15: Return on Liquidity Portfolio

	Annualized Financial Return (%)	
	2003	2002
Core portfolio	2.89	6.89
Operational cash portfolio	1.21	1.72
Cash cushion portfolio	0.68	1.04
Discretionary liquidity portfolio[a]	0.44	-

a Spread over funding cost

FINANCIAL RISK MANAGEMENT

In undertaking its development banking operations, ADB assumes a variety of financial risks: credit, market (interest rate and foreign exchange), and operational. ADB has established a risk management infrastructure designed to ensure that the risks associated with its activities are fully identified, measured, monitored, and managed.

Guidelines and constraints relating to the assumption of credit, market, and operational risks are established within the parameters of various policy and operational documents. The Charter sets the broad policy objectives relating to the operations of ADB. General policy guidelines relating to risk assumption and management are articulated in several policy documents approved by ADB's Board of Directors. These include the income planning framework, the Liquidity Policy, and the Investment Authority. At the operational level, specific guidelines relating to the assumption of risk in ADB's financial operations are established by the Office of the President, the Office of the Vice President (Finance and Administration), and the Office of the Treasurer.

In 2003, ADB further enhanced risk management functions by enhancing the risk metrics and assumptions used in valuation and risk analysis of its treasury activities and the performance measurement and attribution methodologies used for its investment portfolio. Stress testing and scenario analysis were developed as supplementary risk management tools while the architecture for valuing highly structured borrowings and related swap transactions was improved. Also, ADB undertook preparation for establishing a derivatives collateral management program for 2004 as an important part of credit risk management.

On February 19, 2004, ADB's Board of Directors approved an income planning framework for ADB's financial risk management. This framework is designed to measure the risks ADB takes in its lending activities and to assess those risks relative to the amount of capital ADB holds. Also, this will assess ADB's equity capital and loan provisioning requirements and assists in assessing the adequacy of its loan charges and the feasibility of other uses of net income. Such approved framework includes the following initiatives:

a. Change the policy of setting minimum levels for the reserve:loan ratio and interest coverage ratio of 25% and 1.31, respectively, to setting a target level for the equity:loan ratio.
b. Starting in 2004, ADB will provide a loan loss reserve for its public sector loans.
c. The adequacy of net income will be assessed based on the sum of the estimates of the loss of loan income due to an assumed nonaccrual shock plus the need to maintain the growth in ADB's equity to match the growth in ADB's loan and guarantee portfolios.

Credit Risk

Credit risk can be defined as the potential loss arising from default of a borrower, counterparty, or issuer. ADB's credit risk management for lending operations involves continuous monitoring of the creditworthiness of the borrowing member countries and managing the risks through rigorous capital adequacy framework. In country credit risk management, ADB uses an internal, quantitative risk-based capital model as the basis to monitor estimates of expected and unexpected loss linked to the equity capital adequacy, loan loss allowance, minimum net income requirement, and pricing of OCR loans. The methodology involves examining ADB's lending portfolio, incorporating default probability, exposure, and loan loss severity of the borrowers, and is used as foundation for managing lending risk within ADB.

Commercial credit risk is the risk of loss due to a counterparty not honoring its contractual obligations. Commercial credit risks involve issuer risk and counterparty risk. Issuer risk arises from ADB's investment transactions. It is concentrated in investments in debt instruments issued by sovereign governments, agencies, banks, and corporate entities. ADB restricts investments to A or higher rated instruments.

In connection with its investment and funding operations, ADB uses various cash and derivative instruments in its financial operations. These transactions involve counterparty credit risks. To manage and mitigate these risks, ADB restricts these activities to authorized dealers and counterparties meeting conservative credit risk guidelines. ADB monitors and controls counterparty credit risks arising from derivative transactions through credit approval, collateral agreements, and risk limits. ADB requires all swap counterparties to be rated A-/A3 or higher and to have entered into a Credit Support Annex to the Schedule of the International Swaps and Derivatives Association (ISDA) Master Agreement with ADB. Credit limits are calculated and monitored on the basis of current and potential exposure, which incorporates risks involved with counterparty default.

Overdue and Non-performing Loans

If a payment of principal or interest on a public sector loan is not received within 30 days after the due date, a formal notice will be sent to the borrower advising that, unless all its outstanding arrears are received within 30 days of such notice, no further loans to, or guaranteed by, the borrower will be presented to the Board of Directors for approval nor will any previously approved loans be signed. In addition, if such payment is not received within 60 days after the due date, a formal notice will be sent to the borrower advising that, unless all its outstanding arrears are received within 30 days of such notice, disbursements on all ADB loans to that borrower will be suspended. Such overdue policy may be temporarily deferred (i) when payments are owed in currencies whose availability in the international financial markets is unduly constrained at the time the payments fall due; (ii) when the overdue amount is less than $50,000; and (iii) when significant partial

payments of the overdue amount have been received by ADB, and/or the borrower has made acceptable arrangements to bring the outstanding amounts up to date. It is also the policy of ADB to place loans on nonaccrual status when principal, interest, or other charges are overdue by six months. Provisioning for possible loan losses may be made when principal or interest is in arrears for one year for public sector loans made to or guaranteed by a member and six months for private sector loans. Additional information on the provisioning policy and status of nonaccrual loans can be found in Appendix VIII of the Financial Statements, Notes B and E.

Market Risk

Market risks can result from unfavorable market movements, primarily in interest rate and foreign exchange rates. The market risks associated with the loan portfolio are managed by passing all associated costs to borrowers and employing derivatives to manage and align characteristics of loans and borrowings. ADB assumes no significant market risks relating to its loan portfolio, except for minor cost of carry associated with borrowed funds held temporarily in liquid assets pending disbursement.

Market risk exposure is generally restricted to ADB's liquid asset investments. The principal source of interest risk arises from the income volatility associated with investments due to interest rate movements. ADB monitors and manages interest rate risks by employing various quantitative methods. All positions are mark-to-market and risk sensitive measures are calculated and compared to internally established risk limits daily. In addition, potential exposures are calculated and monitored against aggregate risk limits established under the new investment strategy.

ADB has a policy to match loans and investments in the same currencies in which the funds are received. However, the borrowed funds or funds to be invested may be converted into other currencies provided that forward exchange agreements are entered in simultaneously to ensure recovery of currencies converted.

Operational Risk

Operational risk represents the potential for loss resulting from inadequate or failed internal processes or systems, human factors, or external events, including business disruptions and system failure, transaction processing failures, and failure in execution of legal, fiduciary, and agency responsibilities. ADB is exposed to many types of operational risk and attempts to mitigate them by maintaining a system of internal control procedures and processes that are designed to control risk within appropriate levels.

Risk Management in Private Sector Operations

Managing commercial and sovereign risks is a key priority in ADB's private sector operations. The Risk Management Unit in the Private Sector Operations Department has two main functions: special asset management to give attention to the more vulnerable private sector projects and to pursue recovery, restructuring, rescheduling, and litigation in managing non-performing projects; and, credit review to evaluate and provide an independent credit assessment separate from the operating division's judgement on each project.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The significant accounting policies are contained in Note B of Appendix VIII of the Financial Statements. In presenting the financial statements, Management estimates the fair value of financial instruments. Estimates by their nature are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the financial statements.

Fair Valuation of Financial Instruments. Under statutory reporting, ADB carries its investments and derivatives, as defined by FAS 133, on a fair value basis. The derivatives include certain embedded derivatives in borrowings; for accounting purposes they are separately valued and accounted for in the balance sheet. Fair values for exchange traded securities and derivatives are based on quoted market prices. Fair valuations where market prices are not readily available are determined using market-based pricing models incorporating readily available market data and require use of Management judgment and estimates.

All pricing models used for fair valuing ADB's derivatives are based on discounting the expected cash flows using observable market data. ADB reviews the pricing models to assess the appropriateness of the model assumptions to reasonably reflect the valuation of transactions. In addition, valuations derived from the models are subject to ongoing internal and external verification and review. The models use market-sourced inputs such as interest rate yield curves, exchange rates, and option volatilities. Selection of these inputs may involve some judgment and may impact net income. Nevertheless, ADB believes that the estimates of the fair value are reasonable given existing controls and processes.

SUMMARY OF FINANCIAL PERFORMANCE

The following discussion is based on the financial results prepared under the statutory reported basis.

Operating Income

Operating income for 2003 before FAS 133 adjustment was $616.6 million, $137.3 million (18%) less than the operating income of $753.9 million in 2002. The decrease was predominantly due to the following:

a. A decrease in net loan income after interest and financial expenses of $159.3 million due to the combined effect of decreases in average outstanding loans and borrowings. The decreases are attributed to significant loan prepayments ($5.9 billion) and to unfavorable fair value changes for derivatives ($0.2 billion).
b. A decrease in investment income of $21.8 million primarily due to changes in interest rate environment.
c. Increases of $27.9 million and $13.5 million in administrative expenses and provision for losses, respectively. The increase in administrative expenses was principally due to retirement benefits and office occupancy related expenses while provisions for private and public sector loans and equity investments accounted for the increase in loss provision.

The $222.5 million decrease in net income resulting from these three factors was offset by gains on equity investment disposals of $25.4 million and other income of $3.3 million and by a decrease in technical assistance of $56.5 million.

FAS 133 Adjustments

The $178.4 million FAS 133 adjustment for the year represented a net decline in the values of derivatives of $176.1 million (unfavorable fair value changes of $386.3 million for borrowing swaps and favorable fair value changes of $60.8 million for investment swaps and embedded derivatives of $149.4 million) and amortization of FAS 133 transition adjustments of $2.3 million during the year. The $176.1 million loss in the derivatives portfolio was primarily attributable to changes in the interest rate environment during 2003 and general weakening of the U.S. dollar.

ALLOCATION OF NET INCOME AND AUDIT FEES

Allocation of Net Income

In accordance with the income and reserves policy approved in 1997, ADB reviewed in 2003 its income outlook and allocation of 2002 net income. Based on the review, the Board of Governors approved, based on the 2002 ordinary capital resources net income of $977.8 million (after appropriation to special reserve), allocations of $473.0 million to ordinary reserves, $200 million to the Asian Development Fund, $80 million to the Technical Assistance Special Fund, and $224.8 million to the Cumulative Revaluation Adjustments Account.

Audit Fees

For 2003, PricewaterhouseCoopers LLP ("PwC"), an international firm, served as ADB's independent external auditors. Administrative expenses for 2003 included the following professional fees paid to PwC: (i) $0.3 million for audit services; and (ii) $2.6 million for non-audit services. No services for financial information systems design and implementation were rendered by PwC during 2003.

PwC also provided audit services to ADB Institute, an organization affiliated with ADB, for which an amount of $16,000 was paid.

ADB's Audit Committee is satisfied that PwC's provision of non-audit services does not compromise PwC's independence.

SPECIAL OPERATIONS

ADB is authorized under the Charter to establish and administer Special Funds, the resources of which may be used in its special operations for granting technical assistance and making loans with longer maturities, longer grace periods and lower interest rates than those established for ordinary operations loans. Projects financed from Special Funds are selected, appraised and administered in the same manner as projects financed from ordinary capital resources. Special Funds currently consist of the Asian Development Fund, the Technical Assistance Special Fund, the Japan Special Fund, and the ADB Institute Special Fund. Other funds managed by ADB are the Japan Scholarship Program, Japan Fund for Poverty Reduction, Japan Fund for Information and Communication Technology, and channel financing of grants provided by bilateral donors to support technical assistance and soft components of loans.

The resources of such Special Funds include voluntary contributions made by members, income on Special Funds loans, income earned by investment of undisbursed Special Funds resources, amounts of unimpaired paid-in capital set aside to Special Funds by the Board of Governors (limited by the Charter to 10% of the unimpaired paid-in capital; see "Funding Resources - Paid-in Capital") and, additionally for the

Technical Assistance Special Fund and Asian Development Fund, ordinary capital resources net income or surplus transferred to such funds by the Board of Governors.

Under the Charter, Special Funds resources must at all times be held and used entirely separately from the ordinary capital resources of ADB. The Charter provides that the financial statements of ADB shall show the ordinary operations and special operations separately and that the ordinary capital resources of ADB may in no circumstances be used to discharge losses or liabilities arising out of special operations or other activities for which Special Funds resources were originally used or committed. Expenses of ADB directly pertaining to special operations are charged to Special Funds resources, and administrative expenditures of ADB are allocated between ordinary capital resources and Special Funds resources based on a formula which takes into consideration common administrative expenses and the number of loans and equity investments approved (see Appendix VIII of the Financial Statements, Note K).

Asian Development Fund

The Asian Development Fund ("ADF") is the concessional lending window of ADB that provides loans to certain developing member countries having relatively lower per capita gross national products and more limited debt repayment capacities than some other developing member countries. From its establishment through December 31, 2003, ADB had approved loans aggregating $28,793.1 million in its special operations.

Special operations loans approved after 1983 are denominated in SDRs for the purpose of commitment, but disbursed in various currencies. Most ADF loans negotiated prior to January 1, 1999 bear only a service charge of 1% per annum on outstanding amounts and require repayment over periods ranging from 35 to 40 years (including 10 years of grace with respect to principal repayments).

For ADF loans negotiated after January 1, 1999, the service charge has been redesignated as an interest charge and amounts to 1% per annum during the grace period and 1.5% per annum during the amortization period. Project loans have a maturity of 32 years including a grace period of 8 years while quick disbursing program loans have a maturity of 24 years including a grace period of 8 years. The standard loan terms of ADF loans negotiated after September 17, 1987 are subject to modifications in case the borrowing country's economic conditions should improve to a specified extent.

As of December 31, 2003, twenty-nine donor members (regional and non-regional) have contributed to ADF. As of the same date, ADF aggregate resources committed to loans and available for loan commitments amounted to $26,758.6 million, consisting of $24,016.8 million contributed by members, $70.7 million set aside by the Board of Governors from ordinary capital resources, $1,931.6 million of accumulated surplus, $306.0 million of accumulated other comprehensive income, and $433.5 million transferred from ordinary capital resources and the Technical Assistance Special Fund.

ADF VIII: The seventh replenishment of ADF, which was adopted by the Board of Governors on December 13, 2000, is intended to provide resources for ADF lending operations during the period 2001 - 2004. The total replenishment was $2.79 billion based on the exchange rates specified in the Resolution No. 276 of the ADB's Board of Governors. As of December 31, 2003, Instruments of Contribution totaling $2.4 billion had been received (including a contribution from Luxembourg and an additional contribution from Spain).

ADF IX: Negotiations with a commitment to broad consultation on a further ADF replenishment are now underway. The first meeting was held in Copenhagen on October 9-10, 2003. The discussions revolved around development effectiveness in the context of the Global Development Agenda. A second meeting was held in Tokyo on December 9-11, 2003 where donors reaffirmed the central importance of the country strategies and programs linked to the Millennium Development Goals and national poverty reduction strategies.

Technical Assistance Special Fund

The Technical Assistance Special Fund ("TASF") is an important source of grant financing for ADB's technical assistance operations. As of December 31, 2003, the total TASF resources amounted to $1,005.5 million, consisting of $88.6 million direct voluntary contributions by members, $581.0 million allocation from ordinary capital resources' net income, $213.1 million allocations from ADF contributions and $126.3 million income from investments and other sources less $3.5 million transfers to ADF. The uncommitted balance of such resources amounted to $104.1 million as of December 31, 2003.

Through December 31, 2003, total grant-financed technical assistance approved by ADB amounted to approximately $2,393.7 million, including $1,141.4 million to be provided by ADB as well as amounts it administered on behalf of other entities and amounts to be provided from the Japan Special Fund. Such assistance has been approved for 40 of ADB's developing member countries and for certain regional activities. As of December 31, 2003, an aggregate amount of $981.5 million in such assistance had been financed from ADB's ordinary operations income and the TASF.

Japan Special Fund

The Japan Special Fund ("JSF") is used by ADB, generally in accordance with its normal policies, and on terms and conditions agreed upon with the Government of Japan, for the financing or cofinancing of technical assistance on a grant basis and equity investments. JSF is financed by the Government of Japan on a grant basis. As of December 31, 2003, the cumulative total contribution received from the Government of Japan to such fund amounted to $852.7 million equivalent. Of the total contributions received, the uncommitted balance after taking into account approved technical assistance not yet effective as of December 31, 2003 was $125.1 million.

ADB Institute Special Fund

The primary objective of the ADB Institute is the improvement of sound management capacities of the agencies and organizations engaged in development. The ADB Institute serves as a focal point for research on innovative development strategies and for training in development management for policymakers and senior managers from developing members. The costs for operating the ADB Institute are met from the ADB Institute Special Fund ("ADBISF"), which is administered by ADB in accordance with the Statute of ADB Institute. The resources of ADBISF include voluntary contributions, donations, and grants from members, non-government organizations and foundations. As of December 31, 2003, cumulative commitments to the ADBISF were $83.1 million equivalent excluding translation adjustments. Of the total contributions received, $69.8 million had been utilized as of December 31, 2003.

Other Funds Managed by ADB:

Japan Scholarship Program

The Japan Scholarship Program, funded by the Government of Japan, was established to provide opportunity for qualified citizens of the developing member countries to undertake postgraduate studies in economics, management, science and technology, and other development-related fields at selected educational institutions in the region. As of December 31, 2003, the cumulative total of grants received from the Government of Japan for such program was $60.9 million. At the end of 2003, a total of 1,621 scholarships have been awarded to recipients from 34 member countries.

Japan Fund for Poverty Reduction

The Japan Fund for Poverty Reduction ("JFPR") was established in May 2000 to support ADB-financed projects with poverty reduction and related social development activities on a grant basis in line with ADB's poverty reduction strategy. As of December 31, 2003, the Government of Japan's total contribution to the JFPR amounted to about $302.4 million equivalent. At the end of 2003, ADB had approved 38 JFPR projects amounting to $116.0 million.

Japan Fund for Information and Communication Technology

The Japan Fund for Information and Communication Technology ("JFICT") was established in July 2001 for a three-year period to harness the potential of information and communication technology and bridge the digital divide in the region to help reduce poverty. The JFICT is financed with a contribution of about $10.7 million from the Government of Japan.

Channel Financing Arrangements

The mobilization of official grant cofinancing plays a vital role in ADB operations. ADB mobilizes grant funds from external sources to support ADB's technical assistance program and finance mostly soft components of loan projects. A majority of grants for technical assistance are provided by bilateral donors under channel financing arrangements ("CFAs"). ADB acts as an administrator of the funds and applies its own guidelines and procedures on recruitment of consultants, procurement, disbursement, and project supervision. Under a CFA, the donor enters into a comprehensive agreement with ADB whereby the donor provides an untied grant fund and indicates its preferred sectors and recipient countries in the use of the fund. In addition, the specific activities to be financed under the fund are to be agreed upon by the donor and ADB. ADB is responsible for project preparation, processing and administration. CFAs may be replenished with additional funds at the donor's discretion.

The primary advantage of CFAs is that funding for several individual technical assistance projects may be provided under a single agreement. Accordingly, they minimize the need for detailed negotiations on a case-by-case basis and foster administrative efficiency. The first CFA was negotiated in 1980. Since then, ADB has entered into CFAs with the following bilateral development partners: Australia, Belgium, Canada, Denmark, Finland, France, Italy, the Netherlands, New Zealand, Norway, Spain, Sweden, Switzerland and United Kingdom.

In addition to the traditional type of CFA (which may be used for several sectors), the processing of thematic CFAs with bilateral agencies has risen sharply in the last couple of years in such areas as renewable energy, climate change, poverty reduction, governance, water, gender and development, and poverty and environment. Several thematic CFAs have been packaged as umbrella facilities to allow more than one donor to contribute.

ADMINISTRATION

The Charter provides that ADB shall have a Board of Governors, a Board of Directors, a President, one or more Vice-Presidents and such other officers and staff as may be considered necessary. All the powers of ADB are vested in the Board of Governors, which consists of one Governor and one Alternate appointed by each member. The Board of Governors holds an annual meeting and such other meetings as may be provided for by the Board of Governors or called by the Board of Directors.

The responsibility for the direction of the general operations of ADB rests with the Board of Directors, the members of which serve full-time at ADB's principal office. The Board of Directors has 12 members of whom eight are elected by the Governors representing regional members and four are elected by the Governors representing non-regional members. The Board of Governors has delegated to the Board of Directors all its powers except those whose delegation is expressly prohibited by the Charter. Each Executive Director is entitled to cast the number of votes that counted towards his election, which votes need not be cast as a unit. Executive Directors hold office for a term of two years and may be re-elected. Each Executive Director appoints an Alternate Executive Director to act in such Executive Director's absence.

Matters before the Board of Governors or the Board of Directors are decided by a majority of the total voting power of the members represented at the meeting, except in certain cases provided in the Charter in which a higher percentage is required.

The President, who must be a national of a regional member country, is elected by the Board of Governors. The President is elected for a five-year term and may be re-elected. The President is the Chairman of the Board of Directors but has no vote except a deciding vote in case of an equal division. The President, while holding office, may not be a Governor or an Executive Director, or an Alternate for either. The President is the legal representative of ADB. Under the direction of the Board of Directors, the President conducts the current business of ADB and is its chief of staff. The President is responsible for the organization, appointment and dismissal of the officers and staff in accordance with regulations adopted by the Board of Directors.

The Vice-Presidents are appointed by the Board of Directors on the recommendation of the President. ADB currently has four Vice-Presidents. Each Vice-President holds office for such term, exercises such authority and performs such functions in the administration of ADB as may be determined by the Board of Directors. In the absence or incapacity of the President, the ranking Vice-President exercises the authority and performs the functions of the President.

Board of Directors

Set forth below are the members of the Board of Directors of ADB, their Alternates, and the members which they represented as of April 30, 2004:

Executive Directors	Alternate Executive Directors	Members Represented [1]
Jusuf Anwar (Indonesia)	Richard Stanley (New Zealand)	Cook Islands; Fiji Islands; Indonesia; Kyrgyz Republic; New Zealand; Samoa; Tonga
Dante B. Canlas (Philippines)	M. Akram Malik (Pakistan)	Kazakhstan; Maldives; Marshall Islands; Mongolia; Pakistan; Philippines
Rolf Eckermann (Germany)	Nicola Justine Jenns (United Kingdom)	Austria; Germany; Luxembourg; Turkey; United Kingdom
Emile Gauvreau (Canada)	Tryggve Gjesdal (Norway)	Canada; Denmark; Finland; The Netherlands; Norway; Sweden
Kuilin Ju (People's Republic of China)	Shaolin Yang (People's Republic of China)	People's Republic of China
P. G. Mankad (India)	M. Saiful Islam (Bangladesh)	Bangladesh; Bhutan; India; Lao People's Democratic Republic; Tajikistan
Michele Miari Fulcis (Italy)	Pascal Gregoire (Belgium)	Belgium; France; Italy; Portugal; Spain; Switzerland
Stephen Sedgwick (Australia)	Richard Moore (Australia)	Australia; Azerbaijan; Cambodia; Federated States of Micronesia; Hong Kong, China; Kiribati; Nauru; Palau; Solomon Islands; Tuvalu
Paul W. Speltz (United States)	Troy Wray (United States)	United States
Chaiyuth Sudthitanakorn (Thailand)	Sein Tin (Myanmar)	Malaysia; Myanmar; Nepal; Singapore; Thailand
Osamu Tsukahara (Japan)	Masaichiro Yamanishi (Japan)	Japan
Jeung-Hyun Yoon (Republic of Korea)	Batir Mirbabayev (Uzbekistan)	Republic of Korea; Papua New Guinea; Sri Lanka; Taipei,China; Uzbekistan; Vanuatu, Viet Nam

1 Afghanistan, Timor-Leste, and Turkmenistan are not represented by any member of the Board of Directors.

Principal Officers

The principal officers of ADB are as follows:

Tadao Chino	President
Joseph B. Eichenberger	Vice-President (Operations 2)
Liqun Jin	Vice-President (Operations 1)
G.H.P.B. van der Linden	Vice-President (Knowledge Management & Sustainable Development)
Khempheng Pholsena	Vice-President (Finance and Administration)
Young-Hoi Lee	Managing Director General
Bindu N. Lohani	The Secretary
Arthur M. Mitchell	General Counsel
M. E. Tusneem	Director General, East and Central Asia Department
Yoshihiro Iwasaki	Director General, South Asia Department
Shamshad Akhtar	Director General, Southeast Asia Department
Jeremy H. Hovland	Director General, Pacific Department
Rajat M. Nag	Director General, Mekong Department
Robert Bestani	Director General, Private Sector Operations Department
Jan P.M. van Heeswijk	Director General, Regional and Sustainable Development Department
Kunio Senga	Director General, Strategy and Policy Department
Eisuke Suzuki	Director General, Operations Evaluation Department
Hideo Nakajima	Director General, Budget, Personnel and Management Systems Department
Ifzal Ali	Chief Economist, Economics and Research Department
Philip C. Erquiaga	Principal Director, Office of Cofinancing Operations
Vacant	Principal Director, Central Operations Services Office
Robert L.T. Dawson	Principal Director, Office of Administrative Services
Robert H. Salamon	Principal Director, Office of External Relations
Pamela G. Kruzic	Principal Director, Office of Information Systems and Technology
Thierry de Longuemar	Treasurer
Ping-Yung Chiu	Controller
Peter Egens Pedersen	Auditor General

THE CHARTER

The Charter is ADB's governing constitution. It establishes the status, immunities, exemptions, and privileges of ADB, describes its purposes, capital structure and organization, authorizes the operations in which it may engage and prescribes limitations on the carrying on of those operations. The Charter also contains, among other things, provisions with respect to the admission of additional members, increases of the authorized capital stock, the terms and conditions under which ADB may make or guarantee loans, the use of currencies held by it, the withdrawal and suspension of members and the suspension and termination of ADB's operations.

Under the Charter, membership in ADB is open to (i) members and associate members of the United Nations Economic Commission for Asia and the Far East (now called the United Nations Economic and Social Commission for Asia and the Pacific), and (ii) other regional countries and non-regional developed countries which are members of the United Nations or of any of its specialized agencies. Within the foregoing limitations, new members may be admitted upon the affirmative vote of two-thirds of the total number of Governors representing not less than three-quarters of the total voting power of the members.

The Charter provides that no new membership subscription shall be authorized which would have the effect of reducing the aggregate of capital stock held by regional members below 60% of the total subscribed capital stock. Although any member may withdraw from ADB by delivering written notice, any such member remains liable for all direct and contingent obligations to ADB to which it was subject at the date of delivery of such notice, including its obligations in respect of callable capital. No member has withdrawn from ADB since its establishment.

The Charter may be amended only by resolution of the Board of Governors approved by a two-thirds majority of the total number of Governors representing not less than three-quarters of the total voting power of the members. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from ADB, the pre-emptive rights to purchase capital stock or the limitation on liability of members. The Charter provides that any question of interpretation of its provisions arising between any member and ADB or between ADB's members shall be submitted to the Board of Directors for decision. Such decision may then be submitted to the Board of Governors, whose decision shall be final.

LEGAL STATUS, PRIVILEGES AND IMMUNITIES

The Charter contains provisions which accord to ADB legal status and certain immunities and privileges in the territories of each of its members. Certain of these provisions are summarized below.

ADB has full juridical personality with capacity to contract, to acquire and dispose of immovable and movable property and to institute legal proceedings. It is immune from every form of legal process, unless it chooses to waive such immunity, except in cases arising out of or in connection with the exercise of its powers to borrow money, to guarantee obligations or to buy and sell or underwrite the sale of securities. In such cases actions may be brought against ADB in a court of competent jurisdiction in the territory of a country in which it has its principal or a branch office, has appointed an agent for accepting service or notice of process, or has issued or guaranteed securities. No action against ADB may be brought by its members or persons acting for, or deriving claims from, its members.

The Governors, Alternate Governors, Executive Directors, Alternate Executive Directors, officers and employees of ADB, including experts performing missions for it, are immune from legal process for acts performed by them in their official capacities, except when ADB waives such immunity.

The property and assets of ADB are immune from all forms of seizure, attachment or execution before the delivery of final judgment against it. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of ADB are inviolable.

ADB and its assets, property, income and its operations and transactions are exempt from all taxation and from all customs duties. ADB is also exempt from any obligation for the payment, withholding or collection of any tax or duty.

INDEX TO FINANCIAL STATEMENTS
ORDINARY CAPITAL RESOURCES

PRICEWATERHOUSECOOPERS

REPORT OF INDEPENDENT AUDITORS

Asian Development Bank

In our opinion, the accompanying balance sheets and the related statements of income and expenses, cash flows, and changes in capital and reserves present fairly, in all material respects, in terms of United States dollars, the financial position of the Asian Development Bank—Ordinary Capital Resources at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of the Asian Development Bank; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying summary statements of loans and of borrowings as at December 31, 2003 and 2002, and of statement of subscriptions to capital stock and voting power as at December 31, 2003 are presented for purposes of additional analyses and are not required parts of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Detroit, Michigan
March 3, 2004

ASIAN DEVELOPMENT BANK—

BALANCE
December 31, 2003
Expressed in Thousands of

ASSETS

	2003		2002	
DUE FROM BANKS (Notes B and C)		$ 1,397,948		$ 503,954
INVESTMENTS (Notes B, C, D, and J)				
Government and government-guaranteed obligations	$ 3,033,055		$ 2,997,595	
Time deposits	5,498,343		1,930,562	
Other securities	2,909,440	11,440,838	2,971,376	7,899,533
SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT (Note B)		2,317,819		1,129,208
LOANS OUTSTANDING (Appendix V) (Notes A, B, and E) (Including FAS 133 adjustment of $985 – 2003 and $1,098 - 2002 and unamortized front-end fee of $25,395 - 2003 and $16,690 – 2002)				
Members and guaranteed by members	25,017,046		28,817,999	
Private sector	463,402		399,714	
	25,480,448		29,217,713	
Less—allowance for loan losses	82,381	25,398,067	72,477	29,145,236
EQUITY INVESTMENTS (Notes A, B, and F)		228,956		211,267
ACCRUED INCOME				
On investments	76,340		74,112	
On loans	264,010	340,350	339,915	414,027
RECEIVABLE FROM MEMBERS (Note I)				
Nonnegotiable, noninterest-bearing demand obligations (Note C)	236,403		313,416	
Amounts required to maintain value of currency holdings	–		316	
Subscription installments	739	237,142	2,815	316,547
RECEIVABLE FROM SWAPS (Notes B, D, and H)				
Investments	1,087,833		511,937	
Borrowings	9,776,335	10,864,168	9,231,868	9,743,805
OTHER ASSETS				
Property, furniture, and equipment (Notes B and G)	166,787		164,956	
Investment related receivables	129,745		104,231	
Unamortized issuance costs of borrowings	61,319		58,979	
Miscellaneous (Note L)	121,499	479,350	89,628	417,794
TOTAL		**$52,704,638**		**$49,781,371**

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ORDINARY CAPITAL RESOURCES

SHEET
and 2002
United States Dollars (Note B)

LIABILITIES, CAPITAL, AND RESERVES

	2003		2002	
BORROWINGS (Appendix VI) (Notes B and H) (Including FAS 133 adjustment of $2,829 - 2003 and $9,221 - 2002)		$ 26,263,929		$ 25,905,301
ACCRUED INTEREST ON BORROWINGS		307,282		330,712
PAYABLE FOR SWAPS (Notes B, D, and H)				
Investments	$ 1,226,701		$ 548,218	
Borrowings	8,988,579	10,215,280	9,027,166	9,575,384
PAYABLE UNDER SECURITIES LENDING ARRANGEMENT (Note B)		2,520,991		1,132,623
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables	261,729		230,402	
Undisbursed technical assistance commitments (Note K)	40,692		64,845	
Advance payments on subscriptions (Note I)	-		33	
Miscellaneous (Notes B, E, G, and L)	242,295	544,716	189,908	485,188
CAPITAL AND RESERVES (Appendix IV)				
Capital stock (Appendix VII) (Notes B and I)				
Authorized (SDR34,991,710,000 - 2003 and SDR34,909,940,000 – 2002)				
Subscribed (SDR34,991,710,000 – 2003 and SDR34,870,170,000 – 2002)	51,996,631		47,234,435	
Less—"callable" shares subscribed	48,339,510		43,912,259	
"Paid-in" shares subscribed	3,657,121		3,322,176	
Less—subscription installments not due	15,813		10,848	
Subscription installments matured	3,641,308		3,311,328	
Less—capital transferred to the Asian Development Fund	70,746		64,491	
	3,570,562		3,246,837	
Net notional amounts required to maintain value of currency holdings (Notes B and I)	(620,805)		(488,456)	
Ordinary reserve (Note J)	8,892,584		8,470,092	
Special reserve (Note J)	186,066		183,764	
Surplus (Note J)	116,645		116,645	
Cumulative revaluation adjustments account (Note I)	372,257		147,501	
Net income after appropriation (Appendix II) (Note J)	435,886		977,815	
Accumulated other comprehensive income (Appendix IV) (Note J)	(100,755)	12,852,440	(302,035)	12,352,163
TOTAL		**$52,704,638**		**$49,781,371**

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

STATEMENT OF INCOME AND EXPENSES
For the Years Ended December 31, 2003 and 2002
Expressed in Thousands of United States Dollars (Note B)

	2003			2002		
INCOME (Note K)						
From loans (Notes B and E)						
Interest	$1,222,968			$1,595,479		
Commitment charge	49,286			50,297		
Other	110,695	$1,382,949		64,167	$ 1,709,943	
From investments (Notes B and D)						
Interest	251,175			256,641		
Net gain on sales	63,293			74,221		
Net loss from derivatives	(5,771)	308,697		(414)	330,448	
From other sources—net (Notes E and P)		48,527			19,723	
TOTAL INCOME			$1,740,173			$2,060,114
EXPENSES (Note K)						
Interest and other financial expenses (Note H)		987,509			1,155,167	
Administrative expenses (Note M)		118,440			90,553	
Technical assistance to member countries		(358)			55,998	
Provision for losses (Notes B and E)		18,007			4,476	
TOTAL EXPENSES			1,123,598			1,306,194
OPERATING INCOME BEFORE FAS 133 ADJUSTMENT			616,575			753,920
FAS 133 ADJUSTMENT (Notes B and K)			(178,387)			224,756
NET INCOME			438,188			978,676
APPROPRIATION OF GUARANTEE FEES TO SPECIAL RESERVE (Note J)			2,302			861
NET INCOME AFTER APPROPRIATION TO SPECIAL RESERVE			**$ 435,886**			**$ 977,815**

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2003 and 2002
Expressed in Thousands of United States Dollars (Note B)

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 1,315,860	$ 1,531,725
Interest on investments received	296,533	283,375
Interest and other financial expenses paid	(919,503)	(1,141,698)
Administrative expenses paid	(78,392)	(58,110)
Technical assistance disbursed	(23,880)	(12,694)
Others—net	6,586	30,116
Net Cash Provided by Operating Activities	597,204	632,714
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments	8,972,878	6,279,108
Maturities of investments	150,581,589	170,407,495
Purchases of investments	(162,514,161)	(177,340,600)
Principal collected on loans	7,136,818	3,333,905
Loans disbursed	(2,535,704)	(2,812,703)
Net currency and interest rate swaps	11,151	–
Property, furniture, and equipment acquired	(12,403)	(18,724)
Net sales of equity investments	15,385	6,551
Net Cash Povided by (Used in) Investing Activities	1,655,553	(144,968)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds of new borrowings	3,316,994	8,225,115
Bonds purchased for redemption and borrowings redeemed	(4,721,249)	(8,211,815)
Matured capital subscriptions collected[1]	4,961	3,898
Borrowing issuance expenses paid	(18,825)	(19,168)
Demand obligations of members encashed	37,210	50,607
Net currency and interest rate swaps	226,771	(171,778)
Resources transferred to ADF	(200,000)	–
Resources transferred to TASF	(80,000)	–
Net Cash Used in Financing Activities	(1,434,138)	(123,141)
Effect of Exchange Rate Changes on Due from Banks	75,375	39,932
Net Increase in Due from Banks	893,994	404,537
Due from Banks at Beginning of Year	503,954	99,417
Due from Banks at End of Year	$ 1,397,948	$ 503,954
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net Income (Appendix II)	$ 438,188	$ 978,676
Adjustments to reconcile net income to net cash provided by operating activities:		
FAS 133 adjustment	178,387	(224,756)
Depreciation and amortization	184,418	151,997
Change in accrued income, including interest and commitment charges added to loans	(64,976)	(186,904)
Net gain from sales of investments and early redemption of borrowings	(92,362)	(82,799)
Change in accrued interest and other expenses	(17,817)	(88,105)
Change in undisbursed technical assistance commitments	(24,153)	45,092
Provision for losses charged	18,007	4,476
Change in administration charge receivable	(8,213)	33,238
Others—net	(14,275)	1,799
Net Cash Provided by Operating Activities	$ 597,204	$ 632,714

1 In addition, nonnegotiable, noninterest-bearing demand promissory notes amounting to $4,050 ($17,022 - 2002) were received from members.

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—

STATEMENT OF CHANGES
For the Years Ended
Expressed in Thousands of

	Capital Stock	Net Notional Maintenance of Value	Ordinary Reserve	Special Reserve	Surplus	Cumulative Revaluation Adjustments Account	Net Income After Appropriations	Accumulated Other Comprehensive Income	Total
Balance— January 1, 2002	**$2,989,775**	**$(462,456)**	**$7,812,436**	**$182,903**	**$116,645**	**$ –**	**$ 861,965**	**$(627,045)**	**$10,874,223**
Comprehensive income for the year 2002 (Note J)				861			977,815	325,010	1,303,686
Change in SDR value of paid-in shares subscribed	242,691								242,691
Change in subscription installments not due	8,563								8,563
Additional paid-in shares subscribed during the year	10,519								10,519
Change in SDR value of capital transferred to Asian Development Fund	(4,711)								(4,711)
Change in notional maintenance of value		(26,000)							(26,000)
Allocation of 2001 net income to ordinary reserve (Note J)			714,464				(714,464)		–
Allocation of 2001 net income to cumulative revaluation adjustment account (Note J)						147,501	(147,501)		–
Charge to ordinary reserve for change in SDR value of capital stock (Note J)			(56,808)						(56,808)
Balance— December 31, 2002 (Forward)	**$3,246,837**	**$(488,456)**	**$8,470,092**	**$183,764**	**$116,645**	**$147,501**	**$977,815**	**$(302,035)**	**$12,352,163**

ORDINARY CAPITAL RESOURCES

IN CAPITAL AND RESERVES
December 31, 2003 and 2002
United States Dollars (Notes B and I)

	Capital Stock	Net Notional Maintenance of Value	Ordinary Reserve	Special Reserve	Surplus	Cumulative Revaluation Adjustments Account	Net Income After Appropriations	Accumulated Other Comprehensive Income	Total
Balance— **December 31, 2002** (Forward)	$3,246,837	$(488,456)	$8,470,092	$ 183,764	$116,645	$147,501	$977,815	$(302,035)	$12,352,163
Comprehensive income for the year 2003 (Note J)				2,302			435,886	201,280	639,468
Change in SDR value of paid-in shares subscribed	322,843								322,843
Change in subscription installments not due	(3,177)								(3,177)
Additional paid-in shares subscribed during the year	10,314								10,314
Change in SDR value of capital transferred to Asian Development Fund	(6,255)								(6,255)
Change in notional maintenance of value		(132,349)							(132,349)
Allocation of 2002 net income to ordinary reserve (Note J)			473,059				(473,059)		-
Allocation of 2002 net income to cumulative revaluation adjustment account (Note J)						224,756	(224,756)		-
Allocation of 2002 net income to TASF and ADF (Note J)							(280,000)		(280,000)
Charge to ordinary reserve for change in SDR value of capital stock (Note J)			(50,567)						(50,567)
Balance— **December 31, 2003**	$3,570,562	$(620,805)	$8,892,584	$186,066	$116,645	$372,257	$435,886	$(100,755)	$12,852,440

Accumulated Other Comprehensive Income (Note J)
For the Years Ended December 31, 2003 and 2002
Expressed in Thousands of United States Dollars (Note B)

	FAS 133 Adjustment and Amortization		Accumulated Translation Adjustments		Unrealized Investment Holding Gains(Losses)		Minimum Pension Liability Adjustment		Accumulated Other Comprehensive Income	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Balance, January 1	$(20,331)	$(54,898)	$(464,731)	$(665,472)	$183,027	$ 93,325	$ -	$ -	$(302,035)	$(627,045)
Amortization	8,894	34,567	-	-	-	-	-	-	8,894	34,567
Other comprehensive income for the year	-	-	339,211	200,741	(137,523)	89,702	(9,302)	-	192,386	290,443
Balance, December 31	$(11,437)	$(20,331)	$(125,520)	$(464,731)	$ 45,504	$ 183,027	$ (9,302)	$ -	$(100,755)	$(302,035)

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—

SUMMARY STATEMENT
December 31, 2003
Expressed in Thousands of

Borrowers/Guarantors	Loans Outstanding[1]	Undisbursed Balances of Effective Loans[2]	Loans Not Yet Effective	Total Loans	Percent of Total Loans
Bangladesh	$ 84,613	$ 285,723	$ 286,000	$ 656,336	1.62
China, People's Rep. of	4,622,747	1,981,601	1,896,360	8,500,708	21.06
Fiji Islands	57,712	33,334	47,000	138,046	0.34
India	3,448,546	2,638,924	1,772,123	7,859,593	19.47
Indonesia	8,041,814	1,439,088	573,400	10,054,302	24.91
Kazakhstan	275,587	60,805	34,600	370,992	0.92
Korea, Rep. of	1,899,664	–	–	1,899,664	4.71
Malaysia	413,744	37,211	–	450,955	1.12
Marshall Islands	4,000	–	–	4,000	0.01
Myanmar	–	–	–	–	–
Nauru	2,300	–	–	2,300	0.01
Nepal	37,343	–	–	37,343	0.09
Pakistan	2,614,162	1,440,226	500,646	4,555,034	11.28
Papua New Guinea	177,390	128,834	–	306,224	0.76
Philippines	2,775,708	684,525	119,276	3,579,509	8.87
Sri Lanka	128,895	81,451	90,000	300,346	0.74
Thailand	625,731	72,692	40,000	738,423	1.83
Uzbekistan	166,259	354,259	189,200	709,718	1.76
Viet Nam	129,628	29,208	–	158,836	0.39
	25,505,843	9,267,881	5,548,605	40,322,329	99.89
Regional	–	–	45,000	45,000	0.11
TOTAL – December 31, 2003	25,505,843	9,267,881	5,593,605	40,367,329	100.00
Allowance for loan losses	(82,381)			(82,381)	
Unamortized front-end fee	(25,395)			(25,395)	
NET BALANCE – December 31, 2003	**$ 25,398,067**	**$ 9,267,881**	**$ 5,593,605**	**$ 40,259,553**	
Made up of loans to:					
Members and guaranteed by members	$ 25,016,806	$ 9,178,750	$ 5,335,082	$ 39,530,638	
Private sector (net of allowance for loan losses)	381,261	89,131	258,523	728,915	
Net balance – December 31, 2003	$ 25,398,067	$ 9,267,881	$ 5,593,605	$ 40,259,553	
TOTAL – December 31, 2002	$ 29,234,403	$ 10,131,419	$ 3,606,524	$ 42,972,346	
Allowance for loan losses	(72,477)			(72,477)	
Unamortized front-end fee	(16,690)			(16,690)	
NET BALANCE - December 31, 2002	**$29,145,236**	**$10,131,419**	**$3,606,524**	**$42,883,179**	
Made up of loans to:					
Members and guaranteed by members	$ 28,817,999	$ 9,916,449	$ 3,466,524	$ 42,200,972	
Private sector (net of allowance for loan losses)	327,237	214,970	140,000	682,207	
Net balance – December 31, 2002	$ 29,145,236	$ 10,131,419	$ 3,606,524	$ 42,883,179	

1 Amounts outstanding on loans made under the pool-based variable interest rate systems and market-based variable/floating interest rate loans totalled $24,624,419 ($28,586,399 - 2002). The average yield on loans was 4.56% (5.93% - 2002).

2 Of the undisbursed balances, ADB has made irrevocable commitments to disburse various amounts totalling $141,882 ($85,311 - 2002).

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ORDINARY CAPITAL RESOURCES

OF LOANS
and 2002
United States Dollars (Note B)

MATURITY OF EFFECTIVE LOANS

Twelve Months Ending December 31	Amount	Five Years Ending December 31	Amount
2004	$1,435,710	2013	10,936,660
2005	3,196,056	2018	7,938,003
2006	1,667,571	2023	4,445,569
2007	1,770,416	2028	1,415,283
2008	1,900,043	2030	68,413
		Total	**$34,773,724**

SUMMARY OF CURRENCIES RECEIVABLE ON LOANS OUTSTANDING

Currency	2003	2002	Currency	2003	2002
Australian dollar	$ –	$ 31	New Zealand dollar	–	184
Euro	9,056	10,401	Swiss franc	66,491	75,031
Japanese yen	7,248,973	7,608,832	United States dollar	18,181,323	21,539,924
			Total	**$25,505,843**	**$29,234,403**

SUMMARY STATEMENT
December 31, 2003
Expressed in Thousands of

	Borrowings Principal Outstanding[1]		Swap Arrangements[2] Payable (Receivable)[3]	
	2003	2002	2003	2002
Long-Term Borrowings:				
Australian dollar	$ 2,497,435	$ 2,624,569	$(2,455,801)	$(2,413,935)
Canadian dollar	429,238	158,670	(404,477)	(170,238)
Euro	1,379,266	1,150,843	(1,516,492)	(1,279,491)
Hong Kong dollar	77,274	76,933	(79,093)	(79,615)
Japanese yen	4,913,314	4,171,908	3,276,949	3,222,992
			(1,667,193)	(1,006,720)
New Taiwan dollar	382,240	431,779	(381,836)	(464,610)
Pound sterling	175,266	157,974	–	–
Swiss franc	1,016,539	900,686	(505,801)	(456,328)
United States dollar	15,488,271	16,450,968	5,711,630	5,597,078
			(2,765,642)	(3,159,995)
Subtotal	26,358,843	26,124,330	(787,756)	(210,862)
Short-Term Borrowings:				
Japanese yen	–	–	–	207,096
United States dollar	–	200,000	–	(200,936)
Subtotal	–	200,000	–	6,160
Principal amount outstanding	26,358,843	26,324,330		
Unamortized discounts/ premiums and transition adjustments	54,560	(419,029)		
FAS 133 Adjustment	(149,474)	–		
Total	**$26,263,929**	**$25,905,301**		

MATURITY STRUCTURE OF BORROWINGS OUTSTANDING[5]

Twelve Months Ending December 31	Amount	Five Years Ending December 31	Amount
2004	$5,457,768	2013	4,465,515
2005	3,651,746	2018	1,892,334
2006	2,955,121	2023	329,924
2007	5,173,515	2028	29,250
2008	2,339,439	2033	64,231
		Total	**$26,358,843**

1 Includes zero coupon and deep discount borrowings which have been recorded at their discounted values. The aggregate face amounts and discounted values of these borrowings (in United States dollar equivalents) are:

Currency	Aggregate Face Amount 2003	Aggregate Face Amount 2002	Discounted Value 2003	Discounted Value 2002
Australian dollar	$ 988,218	$ 849,375	$ 674,473	$536,676
Canadian dollar	618,573	–	429,239	–
Swiss franc	393,767	352,559	211,812	180,174
United States dollar	2,458,966	1,283,063	1,648,271	944,444

2 Include currency and interest rate swaps. At December 31, 2003, the remaining duration of swap agreements ranged from less than one year to 30 years. Approximately 66.65% of the swap receivables and 66.68% of the payables are due before January 1, 2009.

ORDINARY CAPITAL RESOURCES

OF BORROWINGS
and 2002
United States Dollars (Note B)

Net Currency Obligation[3] 2003	Net Currency Obligation[3] 2002	Weighted Average Cost (%) After Swaps[4] 2003
$ 41,634	$ 210,634	(21.56)
24,761	(11,568)	4.50
(137,226)	(128,648)	0.38
(1,819)	(2,682)	(0.18)
6,523,070	6,388,180	1.61
404	(32,831)	0.22
175,266	157,974	11.43
510,738	444,358	6.22
18,434,259	18,888,051	4.26
25,571,087	25,913,468	3.75
–	207,096	(0.04)
–	(936)	1.33
–	206,160	0.04
		3.74
		0.91
		4.65

INTEREST RATE SWAP ARRANGEMENTS

	Notional Amount	Average Rate (%) Receive	Pay Fixed	Pay Floating[6]	Maturing Through[7]
Receive Fixed Swaps:					
Australian dollar[8]	$ 168,233	3.75	3.59	(0.33)	2005-2032
Euro[9]	93,462	4.40	3.62		2010
Japanese yen	93,462	5.50		(0.29)	2004
United States dollar	5,225,646	3.45		0.99	2004-2018
United States dollar[10]	46,731	2.14		(0.32)	2016-2027
Receive Floating Swaps:					
Japanese yen	433,270	2.45	4.14	(0.34)	2004-2032
United States dollar	99,089	1.66	5.85	0.93	2004-2014
Total	**$6,159,893**				

3 Adjusted by the cumulative effect of the adoption of FAS 133 effective January 1, 2001.
4 Calculation is based on average carry book value of borrowings net of fair value of swaps. Thus the weighted average cost may be negative if the related swaps payable exposure is in a different currency and the fair value of swaps receivable exceeds the carry book value of borrowings.
5 Bonds with put and call options were considered maturing on the first put or call date.
6 Represent average current floating rates, net of spread.
7 Swaps with early termination date were considered maturing on the first termination date.
8 Consists of dual currency swaps with interest receivable in Australian dollar and interest payable in Japanese yen.
9 Consists of a dual currency swap with interest receivable in Euro and interest payable in Japanese yen.
10 Consists of dual currency swaps with interest receivable in United States dollar and interest payable in Japanese yen.

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER
December 31, 2003
Expressed in Thousands of United States Dollars (Note B)

	SUBSCRIBED CAPITAL					VOTING POWER	
			Par Value of Shares				
MEMBER	Number of Shares	Percent of Total	Total	Callable	Paid-in	Number of Votes	Percent of Total
REGIONAL							
Afghanistan	1,195	0.034	$ 17,757	$ 12,081	$ 5,676	15,080	0.345
Australia	204,740	5.851	3,042,375	2,829,317	213,058	218,625	4.998
Azerbaijan	15,736	0.450	233,832	217,383	16,450	29,621	0.677
Bangladesh	36,128	1.032	536,851	499,256	37,595	50,013	1.143
Bhutan	220	0.006	3,269	2,927	342	14,105	0.322
Cambodia	1,750	0.050	26,004	21,576	4,428	15,635	0.357
China, People's Rep. of	228,000	6.516	3,388,012	3,150,687	237,324	241,885	5.530
Cook Islands	94	0.003	1,397	1,308	89	13,979	0.320
Fiji Islands	2,406	0.069	35,752	33,241	2,511	16,291	0.372
Hong Kong, China	19,270	0.551	286,346	266,286	20,061	33,155	0.758
India	224,010	6.402	3,328,721	3,095,617	233,104	237,895	5.439
Indonesia	192,700	5.507	2,863,464	2,662,947	200,517	206,585	4.723
Japan	552,210	15.781	8,205,675	7,631,021	574,654	566,095	12.942
Kazakhstan	28,536	0.816	424,036	394,332	29,705	42,421	0.970
Kiribati	142	0.004	2,110	1,961	149	14,027	0.321
Korea, Rep. of	178,246	5.094	2,648,682	2,463,218	185,464	192,131	4.393
Kyrgyz Republic	10,582	0.302	157,245	146,234	11,011	24,467	0.559
Lao PDR	492	0.014	7,311	6,523	788	14,377	0.329
Malaysia	96,350	2.754	1,431,732	1,331,459	100,273	110,235	2.520
Maldives	142	0.004	2,110	1,961	149	14,027	0.321
Marshall Islands	94	0.003	1,397	1,308	89	13,979	0.320
Micronesia, Fed. States of	142	0.004	2,110	1,961	149	14,027	0.321
Mongolia	532	0.015	7,905	7,356	550	14,417	0.330
Myanmar	19,270	0.551	286,346	266,286	20,061	33,155	0.758
Nauru	142	0.004	2,110	1,961	149	14,027	0.321
Nepal	5,202	0.149	77,300	71,876	5,424	19,087	0.436
New Zealand	54,340	1.553	807,476	750,935	56,541	68,225	1.560
Pakistan	77,080	2.203	1,145,386	1,065,173	80,213	90,965	2.080
Palau	114	0.003	1,694	1,575	119	13,999	0.320
Papua New Guinea	3,320	0.095	49,334	45,902	3,433	17,205	0.393
Philippines	84,304	2.409	1,252,732	1,165,015	87,717	98,189	2.245
Samoa	116	0.003	1,724	1,545	178	14,001	0.320
Singapore	12,040	0.344	178,911	166,384	12,527	25,925	0.593
Solomon Islands	236	0.007	3,507	3,269	238	14,121	0.323
Sri Lanka	20,520	0.586	304,921	283,568	21,353	34,405	0.787
Taipei,China	38,540	1.101	572,693	532,601	40,091	52,425	1.199
Tajikistan	10,134	0.290	150,588	139,993	10,595	24,019	0.549
Thailand	48,174	1.377	715,851	665,715	50,137	62,059	1.419
Timor-Leste	350	0.010	5,201	4,829	371	14,235	0.325
Tonga	142	0.004	2,110	1,961	149	14,027	0.321
Turkmenistan	8,958	0.256	133,113	123,752	9,362	22,843	0.522
Tuvalu	50	0.001	743	684	59	13,935	0.319
Uzbekistan	23,834	0.681	354,166	329,365	24,801	37,719	0.862
Vanuatu	236	0.007	3,507	3,269	238	14,121	0.323
Viet Nam	12,076	0.345	179,446	158,865	20,581	25,961	0.594
Total Regional (Forward)	**2,212,895**	**63.241**	**$32,882,956**	**$30,564,486**	**$2,318,470**	**2,837,720**	**64.878**
NONREGIONAL							
Austria	12,040	0.344	178,911	166,384	12,527	25,925	0.593
Belgium	12,040	0.344	178,911	166,384	12,527	25,925	0.593
Canada	185,086	5.289	2,750,322	2,557,726	192,597	198,971	4.549
Denmark	12,040	0.344	178,911	166,384	12,527	25,925	0.593
Finland	12,040	0.344	178,911	166,384	12,527	25,925	0.593
France	82,356	2.354	1,223,785	1,138,075	85,711	96,241	2.200
Germany	153,068	4.374	2,274,545	2,115,249	159,296	166,953	3.817
Italy	63,950	1.828	950,278	883,721	66,557	77,835	1.780
Luxembourg	12,040	0.344	178,911	166,325	12,586	25,925	0.593
The Netherlands	36,294	1.037	539,318	501,559	37,758	50,179	1.147
Norway	12,040	0.344	178,911	166,384	12,527	25,925	0.593
Portugal	12,040	0.344	178,911	166,325	12,586	25,925	0.593
Spain	12,040	0.344	178,911	166,384	12,527	25,925	0.593
Sweden	12,040	0.344	178,911	166,384	12,527	25,925	0.593
Switzerland	20,650	0.590	306,853	285,351	21,502	34,535	0.790
Turkey	12,040	0.344	178,911	166,384	12,527	25,925	0.593
United Kingdom	72,262	2.065	1,073,792	998,602	75,190	86,147	1.970
United States	552,210	15.781	8,205,675	7,631,021	574,654	566,095	12.942
Total Nonregional	1,286,276	36.759	19,113,675	17,775,024	1,338,651	1,536,206	35.122
TOTAL	**3,499,171**	**100.000**	**$51,996,631**	**$48,339,510**	**$3,657,121**	**4,373,926**	**100.000**

Note: Figures may not add due to rounding.

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE A—NATURE OF OPERATIONS AND LIMITATIONS ON LOANS, GUARANTEES, AND EQUITY INVESTMENTS

Nature of Operations

The Asian Development Bank (ADB), a multilateral development finance institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in the Asian and Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. With the adoption of its poverty reduction strategy at the end of 1999, ADB made reducing poverty in the region its main goal. ADB provides financial and technical assistance (TA) for projects and programs which will contribute to achieving this purpose.

Mobilizing financial resources, including cofinancing, is an integral part of ADB's operational activities. In addition, ADB, alone or jointly, administers on behalf of donors, including members, their agencies and other development institutions, funds restricted for specific uses which include TA grants as well as regional programs.

ADB's ordinary operations comprise loans, equity investments, and guarantees. During the years 2001 and 2002, limited technical assistance to member countries to support high priority TA programs was included. ADB finances its ordinary operations through borrowings, paid-in capital, and retained earnings.

Limitations on Loans, Guarantees, and Equity Investments

Article 12, paragraph 1 of the Charter provides that the total amount outstanding of loans, equity investments, and guarantees made by ADB shall not exceed the total of ADB's unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. At December 31, 2003, the total of such loans, equity investments, and guarantees aggregated approximately 67.7% (78.4% - 2002) of the total subscribed capital, reserves, and surplus as defined.

Article 12, paragraph 3 of the Charter provides that equity investments shall not exceed 10% of the unimpaired paid-in capital together with reserves and surplus, exclusive of the special reserve. At December 31, 2003, such equity investments represented approximately 3.2% (3.3% - 2002) of the paid-in capital, reserves, and surplus, as defined.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Functional Currencies and Reporting Currency

The currencies of members are all functional currencies. The reporting currency is the United States dollar, and the financial statements are expressed in thousands of current United States dollars.

Valuation of Capital Stock

The authorized capital stock of ADB is defined in Article 4, paragraph 1 of the Charter "in terms of United States dollars of the weight and fineness in effect on January 31, 1966" (the 1966 dollar) and the value of each share is defined as 10,000 1966 dollars. The capital stock had historically been translated into the current United States dollar (ADB's unit of account) on the basis of its par value in terms of gold. From 1973 until March 31, 1978, the rate arrived at on this basis was $1.20635 per 1966 dollar. Since April 1, 1978, at which time the Second Amendment to the Articles of Agreement of the International Monetary Fund (IMF) came into effect, currencies no longer have par values in terms of gold. Pending ADB's selection of the appropriate successor to the 1966 dollar, the capital stock has been valued for purposes of these financial statements in terms of the Special Drawing Right (SDR) at the value in current United States dollars as computed by the IMF, with each share valued at SDR10,000.

As of December 31, 2003, the value of the SDR in terms of the current United States dollar was $1.48597 ($1.35458 - 2002) giving a value for each share of ADB's capital equivalent to $14,859.70 ($13,545.80 - 2002). However, ADB could decide to fix the value of each share at $12,063.50 based on the March 31, 1978 par value of the United States dollar in terms of gold.

Translation of Currencies

Assets and liabilities are translated from their functional currencies to the reporting currency generally at the applicable rates of exchange at the end of a reporting period. Income and expense amounts are translated for each semi-monthly period generally at the applicable rates of exchange at the beginning of each period; such practice approximates the application of average rates in effect during the period. Translation adjustments other than those relating to maintenance of SDR capital values *(see Notes I and J)*, are charged or credited to "Accumulated translation adjustments" and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income."

Derivative Financial Instruments

Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its amendments, collectively referred as FAS 133, became effective for ADB on January 1, 2001. FAS 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the Balance Sheet as either an asset or liability measured at its fair value. Changes in the fair value of derivatives are recorded in net income or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

ADB uses derivative instruments for asset/liability management of individual positions and portfolios, as well as for the reduction of transaction costs. In applying FAS 133 for purposes of financial statement reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value incorporating observable market data, and all changes in the fair value have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of FAS 133 hedging criteria does not make evident the impact of economic risks inherent in ADB's financial assets and liabilities.

The cumulative effect of a change in accounting principle includes the difference between the carrying value and the fair value of the derivative instruments in the borrowings portfolio on December 31, 2000 as well as loans that met hedge criteria, offset by any gains or losses on these borrowings and loans for which a fair value exposure was being hedged. The net effect gave rise to a transition loss of $81,657,000 in comprehensive income and a gain of $34,656,000 was reported in net income. The allocation between net income and other comprehensive income was based upon the hedging relationships that existed before the initial application of this statement.

Since ADB has not defined any qualifying hedging relationships under this standard, the amount recorded in other comprehensive income as part of the transition is being reclassified into earnings in the same period or periods in which the hedged forecasted transaction affects earnings.

Investments

All investment securities and negotiable certificate of deposits held by ADB other than derivative instruments are considered by Management to be "Available for Sale" and are reported at estimated fair value, with unrealized gains and losses excluded from net income and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." Estimated fair value represents market value. Time deposits are classified as "Held-to-Maturity" and are reported at cost. Realized gains and losses are included in income from investments and are measured by the difference between amortized cost and the net proceeds of sales. With respect to futures, realized gain or loss is reported based on daily settlement of the net cash margin.

Securities Transferred Under Securities Lending Arrangement

ADB accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales under FAS 140 when ADB has relinquished control over the transferred assets. Transfers that are not accounted for as sales are accounted for as repurchase agreements and collateralized financing arrangements.

Loans

ADB's loans are made to or guaranteed by members, with the exception of loans to the private sector, and have maturities ranging between 3 and 30 years. ADB requires its borrowers to absorb exchange risks attributable to fluctuations in the value of the currencies which it has disbursed. Loan interest income and loan commitment fees are recognized on accrual basis. With the introduction of LIBOR-based loans in 2001, in line with ADB's principle of cost pass through pricing, any variation in the actual cost of borrowings is passed to LIBOR-based borrowers as surcharge or rebate.

It is the policy of ADB to place loans in nonaccrual status for which principal, interest, or other charges are overdue by six months. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have been received by ADB. ADB follows a policy of not taking part in debt rescheduling agreements with respect to public sector loans. In the case of private sector loans, ADB may agree to debt rescheduling only after alternative courses of action have been exhausted.

ADB determines that a loan is impaired and therefore subject to provisioning when principal or interest is in arrears for one year for public sector loans (unless there is clear and convincing evidence warranting the deferment or acceleration of such provisioning) and six months for private sector loans. If the present value of expected future cash flows discounted at the loan's effective interest rate is less than the carrying value of the loan, a valuation allowance is established with a corresponding charge to provision for loan losses.

ADB's periodic evaluation of the adequacy of the allowance for loan losses is based on its past loan loss experience, known and inherent risks in existing loans, and adverse situations that may affect a borrower's ability to repay.

ADB levies front-end fees on all new loans. These fees are deferred and amortized over the life of the loans after offsetting deferred direct loan origination costs.

In addition, ADB levies a commitment charge on the undisbursed balance of effective loans. Unless otherwise provided by the loan agreement, the charges take effect commencing on the 60th day after the loan signing date and are credited to loan income.

Guarantees

ADB extends guarantees to public sector and private sector borrowers. Guarantees are regarded as outstanding when the underlying financial obligation of the borrower is incurred. ADB would be required to perform under its guarantees if the payments guaranteed were not made by the debtor, and the guaranteed party called the guarantee by demanding payments from ADB in accordance with the term of the guarantee.

Prior to January 1, 2003, guarantees in the absence of any call, were not reflected in the financial statements but disclosed as a note to the financial statements (see Note E) in accordance with the provisions of FASB No. 5, Accounting for Contingencies. FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others", which came into effect in 2003, requires the recognition of two types of liabilities that are associated with guarantees: (a) the stand-by ready obligation to perform, and (b) the contingent liability. ADB recognizes at the inception of a guarantee, a liability for the stand-by ready obligation to perform on guarantees issued and modified after December 31, 2002. The liability is included in "Miscellaneous liabilities."

Front-end fee income on guarantees received is deferred and amortized over the period of the guarantee contract and the unamortized balance of deferred front-end fee of guarantee is included in "Miscellaneous liabilities."

Equity Investments

Investments in equity securities without readily determinable fair values are reported at cost less probable losses inherent in the portfolio but not specifically identifiable.

The reserve against losses for equity investments is established quarterly based on Management's evaluation of potential losses for such investments. Equity investments with readily determinable fair values

are reported at fair value, with unrealized gains and losses excluded from net income and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." ADB applies the equity method of accounting to one investment where it has the ability to exercise significant influence.

Property, Furniture, and Equipment

Property, furniture, and equipment are stated at cost and, except for land, depreciated over estimated useful lives on a straight-line basis. Maintenance, repairs, and minor betterments are charged to expense.

Accounting Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the year and the reported amounts of revenues and expenses during the year. The actual results could differ from those estimates.

Accounting and Reporting Developments

In November 2002, FASB issued FASB interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" - an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34. This interpretation requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of all of the obligations it has undertaken in issuing a guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. This provision applies to guarantees issued or modified after December 31, 2002. FIN No. 45 also clarifies requirements about disclosures on guarantees. Full disclosures on all outstanding financial guarantees have been made in Notes E and N to the financial statements.

In January and December 2003, FASB issued FIN No.46, "Consolidation of Variable Interest Entities – an Interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements" and FAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132", respectively.

FIN No. 46 requires an entity to consolidate and provide disclosures for any variable interest entity (VIE) for which it is the primary beneficiary. For public enterprise, the effectivity of FIN No. 46 has been deferred for application to the entity's reporting period ending March 15, 2004. An evaluation of its applicability to ADB will be considered in 2004. FAS 132 (revised 2003) provided for additional disclosures effective for 2003 year-end financial statements for public companies with domestic plans and with a delayed effective date for certain disclosures for foreign plans of non-public entities.

Further developments were issued by the Emerging Issues Task Force (EITF) in November 2003. EITF Issue No. 03-1 requires additional disclosures for FAS 114 and FAS 124 securities, among which are disclosures of the aggregate amount of unrealized losses and the aggregate related fair value of investments with unrealized losses.

In April and May 2003, FASB issued FAS No. 149 and 150, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" and "Accounting for Certain Financial instruments with Characteristics of both Liabilities and Equity", respectively. These standards do not have a significant impact on ADB's financial statements.

Statement of Cash Flows

For the purposes of the statement of cash flows, ADB considers that its cash and cash equivalents are limited to "DUE FROM BANKS."

Reclassification

Certain reclassifications of prior year's information have been made to conform to the current year's presentation.

NOTE C—RESTRICTIONS ON USE OF CURRENCIES AND DEMAND OBLIGATIONS OF MEMBERS

In accordance with Article 24, paragraph 2(i) of the Charter, the use by ADB or by any recipient from ADB of certain currencies may be restricted by members to payments for goods or services produced and intended for use in their territories. With respect to the currencies of 40 DMCs for 2003 (40 – 2002), cash in banks (due from banks) and demand obligations totaling $54,388,000 ($51,660,000 - 2002) and $173,744,000 ($229,518,000 - 2002), respectively, may be, but are not currently so restricted.

In accordance with Article 24, paragraphs 2(i) and (ii) of the Charter, one member (one – 2002) has restricted the use by ADB or by any recipient from ADB of its currency to payments for goods or services produced in its territory. As such, cash in banks (due from banks) and investments totaling $18,000 ($86,000 – 2002) and $2,766,000 ($2,662,000 - 2002), respectively, have been restricted. None of the demand obligations held by ADB in 2003 was restricted (nil – 2002).

NOTE D—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 1999. ADB is restricted by its Investment Authority to invest in government and government-related debt instruments and in time deposits. In the US dollar portfolio only and up to limited amounts, investments may be made in corporate bonds rated A or better, AAA-rated asset-backed securities, and AAA-rated mortgage-backed securities. In addition, ADB may purchase and sell financial futures and option contract, and enter into interest exchange agreements, currency exchange agreements and forward rate agreements. Securities may be lent, borrowed, and sold short.

ADB entered into ten asset swap transactions as a new investment vehicle with total notional amount of $1,321,986,000 ($40,053,000 - 2002).

Included in "Other securities" as of December 31, 2003 were corporate bonds and other obligations of banks amounting to $2,255,768,000 ($2,309,323,000 - 2002) and asset/mortgage-backed securities of $653,672,000 ($662,053,000 - 2002).

Exposure to interest rate risk may be adjusted within defined bands to reflect changing market circumstances. These adjustments are made through the purchase and sale of securities, financial futures and options. Accordingly, the financial futures and options are held for risk management purposes.

The currency compositions of the investment portfolio as of December 31, 2003 and 2002 expressed in United States dollars are as follows:

Currency	2003	2002
Australian dollar	$ 578,525,000	$ 371,126,000
Canadian dollar	190,734,000	147,575,000
Euro	445,248,000	305,862,000
Japanese yen	2,105,015,000	1,563,582,000
Pound sterling	306,087,000	198,868,000
Swiss franc	452,424,000	400,449,000
United States dollar	9,337,261,000	5,758,717,000
Others	343,363,000	282,562,000
	13,758,657,000	9,028,741,000
Less: Securities transferred under securities lending arrangement	(2,317,819,000)	(1,129,208,000)
Total	$11,440,838,000	$ 7,899,533,000

The estimated fair value and amortized cost of the investments by contractual maturity at December 31, 2003 are as follows:

	Estimated Fair Value	Amortized Cost
Due in one year or less	$ 6,331,766,000	$ 6,327,917,000
Due after one year through five years	5,385,126,000	5,320,690,000
Due after five years through ten years	2,041,765,000	2,074,232,000
Total	$13,758,657,000	$13,722,839,000

Additional information relating to investments in government and government-guaranteed obligations and other securities, including securities transferred under securities lending arrangements, is as follows:

	2003	2002
As of December 31		
Amortized cost	$8,224,495,000	$6,919,488,000
Estimated fair value	8,260,313,000	7,098,180,000
Gross unrealized gains	89,508,000	178,697,000
Gross unrealized losses	(53,690,000)	(5,000)
For the years ended December 31		
Change in net unrealized (losses) gains from prior year	(142,874,000)	87,636,000
Proceeds from sales	8,972,878,000	6,279,108,000
Gross gain on sales	75,229,000	81,017,000
Gross loss on sales	(11,936,000)	(6,796,000)

Asset/Mortgage-backed Securities: Asset/Mortgage-backed securities are instruments whose cash flow is based on the cash flows of a pool of underlying assets or mortgage loans managed by a trust.

Futures: Futures are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Initial margin requirements are met with cash or securities, and changes in the market prices are generally settled daily in cash. ADB generally closes out open positions prior to maturity. Therefore, cash receipts or payments are limited to the change in market value of the futures. At December 31, 2003, the nominal amount of outstanding purchase and sales contracts were $93,600,000 and $129,200,000, respectively ($161,700,000 and $121,100,000 - 2002).

As of December 31, 2003, gross unrealized losses amounted to $53,690,000 from government and government-guaranteed obligations, corporate bonds and mortgage/asset backed securities, resulting from the market movement. There were four asset-backed security positions that sustained unrealized losses for over one year, representing only .03% of the investments. Additional details are as follows:

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government and government-guaranteed obligations	$2,151,408,000	$48,910,000	$ –	$ –	$2,151,408,000	$48,910,000
Corporate bonds	588,621,000	2,934,000	–	–	588,621,000	2,934,000
Mortage/Asset-backed securities	40,951,000	1,749,000	3,823,000	97,000	44,774,000	1,846,000
Total	$2,780,980,000	$53,593,000	$3,823,000	$97,000	$2,784,803,000	$53,690,000

NOTE E—LOANS AND GUARANTEES

Loans

ADB does not currently sell its loans, nor does it believe there is a comparable market for its loans. The estimated fair value of all loans is based on the estimated cash flows from principal repayments, interest and other charges discounted at the applicable market yield curves for ADB's borrowing cost plus lending spread. The estimated fair value of public sector loans is not generally affected by credit risks based on ADB's experience with its borrowers. Allowance for loan losses is made against impaired public sector and private sector loans.

The carrying amount and estimated fair value of loans outstanding at December 31, 2003 and 2002 are as follows:

	2003		2002	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Fixed rate multicurrency loans	$ 429,368,000	$ 507,815,000	$ 495,503,000	$ 635,883,000
Pool-based multicurrency loans	6,509,640,000	7,375,407,000	7,090,757,000	7,847,113,000
Pool-based single currency (US$) loans	11,658,739,000	12,880,882,000	15,081,772,000	16,917,561,000
LIBOR-based loans	6,758,780,000	6,781,228,000	6,428,575,000	6,459,242,000
Fixed rate loans	41,540,000	52,183,000	48,629,000	62,304,000
Total	$25,398,067,000	$27,597,515,000	$29,145,236,000	$31,922,103,000

Prior to July 1, 1986, the lending rate of ADB was based on a multicurrency fixed lending rate system under which loans carried interest rates fixed at the time of loan approval for the entire life of the loans. Effective July 1, 1986, ADB adopted a multicurrency pool-based variable lending rate system. In addition, in July 1992, ADB introduced a United States dollar pool-based variable lending rate system, and in November 1994, a market-based variable lending rate system was made available to financial intermediaries in the public sector and to the private sector borrowers. For loans to the private sector borrowers, approximately 78% (72% - 2002) of the loans were based on variable lending rates.

Since 1988, ADB has charged front-end fees for private sector loans. Effective January 1, 2000, ADB levies front-end fee of 1% for public sector loans for which the loan negotiations are completed after that date. In 2003, ADB waived 50% of the front-end fee charged on all OCR public sector loans approved during the year. The effect of this waiver was to reduce net income by $3,008,000 (2002 – nil). Effective January 1, 2000, the lending spread applied to all outstanding pool-based OCR public sector loans and new public sector market-based loans was increased from 0.4% to 0.6%. Also effective the same date, a flat commitment fee of 0.75% is charged for new program loans, while the progressive commitment fee of 0.75% is maintained for project loans.

The front-end fees received for the year ended December 31, 2003 was $24,342,000 for loans ($37,057,000 and $6,092,000 for loans and guarantees, respectively - 2002). Administrative expenses relating to direct loan origination of $13,678,000 for the year ended December 31, 2003 ($19,440,000 – 2002) were deferred and offset against front-end fees earned. The excess, if any, is amortized over the life of each loan.

Commencing July 1, 2001, ADB offered LIBOR-based loans (LBLs) in the following currencies – Euro, Japanese yen, and United States dollar. The new LBL lending facility offers borrowers the flexibility of (i) choice of currency and interest rate basis; (ii) options to link repayment schedules to actual disbursements for financial intermediary borrowers; (iii) change the original loan terms (currency and interest rate basis) at any time during the life of the loan; and (iv) options to cap or collar the floating lending rate at any time during the life of the loan. LBL terms are available for all new loans for which the invitation to negotiate is issued on or after July 1, 2001. With the introduction of LBLs, all other loan windows are no longer offered to borrowers.

In November 2003, ADB offered borrowers to transform their outstanding pool-based multicurrency loans of $6.5 billion to pool-based single currency loans in Japanese yen. The transformation will facilitate borrower's administration for loan service payments and loan accounting. The transformation will be made effective on January 1, 2004.

In 2003, ADB received full and partial prepayments for 50 loans amounting to $5,883,772,000 ($1,977,139,000 - 2002) and collected prepayment premiums of $107,404,000 ($62,521,000 - 2002) which have been included in "Other income from loans." Sixty five percent of the prepaid amounts were pool-based multi-currency and pool-based single currency (US$) loans.

Undisbursed loan commitments and an analysis of loans by borrowing member countries as of December 31, 2003 are shown in Appendix V. The carrying amounts of loan outstanding by loan products at December 31, 2003 and 2002 are as follows:

	2003	2002
Public Sector		
Fixed rate multicurrency loans	$ 429,368,000	$ 495,503,000
Pool-based multicurrency loans	6,502,376,000	7,082,638,000
Pool-based single currency (US$) loans	11,660,523,000	15,083,794,000
LIBOR-based loans	6,449,677,000	6,172,488,000
	25,041,944,000	28,834,423,000
Less: Allowance for loan losses	(240,000)	–
Unamortized front-end fee	(24,898,000)	(16,424,000)
	(25,138,000)	(16,424,000)
Sub-total	25,016,806,000	28,817,999,000
Private Sector		
Pool-based multicurrency loans	9,684,000	10,442,000
Fixed rate loans	67,402,000	74,093,000
LIBOR-based loans	386,813,000	315,445,000
	463,899,000	399,980,000
Less: Allowance for loan losses	(82,141,000)	(72,477,000)
Unamortized front-end fee	(497,000)	(266,000)
	(82,638,000)	(72,743,000)
Sub-total	381,261,000	327,237,000
Total	$25,398,067,000	$29,145,236,000

Loans in Nonaccrual Status

One public sector loan to Nauru remained in nonaccrual status as of December 31, 2003 (two to Myanmar and one to Nauru - 2002). The principal outstanding for this loan as of December 31, 2003 was $2,300,000 ($3,199,000 – 2002) of which $340,000 ($1,129,000 – 2002) was overdue. The loan in nonaccrual status resulted in $145,000 ($231,000 - 2002) not being recognized as income from public sector loans for the year ended December 31, 2003. The accumulated interest and other charges on this loan that were not recognized as income as of December 31, 2003 would have totaled $558,000 ($745,000 - 2002).

Twelve private sector loans were in nonaccrual status as of December 31, 2003 (thirteen - 2002). The principal outstanding at that date was $77,115,000 ($83,874,000 - 2002) of which $70,045,000 ($69,891,000 - 2002) was overdue. Loans in nonaccrual status resulted in $6,776,000 ($7,930,000 - 2002) not being recognized as income from private sector loans for the year ended December 31, 2003. The accumulated interest and other charges on these loans that were not recognized as income as of December 31, 2003 would have totaled $36,906,000 ($30,131,000 - 2002). During the year, related foreclosure proceedings have commenced for three loans to the private sector in the Philippines. One loan to the private sector in India was restored to accrual status following loan restructuring.

Loan Loss Provision

ADB has not suffered any losses of principal on public sector loans. During the year, loan loss provision of $240,000 was provided against one public sector loan. The amount was determined based on the carrying value of the loan and the present value of expected cash inflows discounted at the loan's effective interest rate. Loan loss provisions have been made against impaired private sector loans *(see Note K)*.

Information pertaining to loans which were subject to loan loss provisions at December 31, 2003 and 2002 is as follows:

	2003	2002
Loans not subject to loss provisions	$25,405,205,000	$29,141,349,000
Loans subject to loss provisions	100,638,000	93,054,000
Total	$25,505,843,000	$29,234,403,000
Average amount of loans subject to loss provisions	$ 101,758,000	$ 91,945,000
Related interest income on such loans	$ 2,637,000	$ 2,262,000
Cash received on related interest income on such loans	$ 2,399,000	$ 1,385,000

The changes in the allowance for loan losses during 2003 and 2002 are as follows:

	2003	2002
Balance – January 1	$72,477,000	$ 80,128,000
Provision during the year	12,877,000	3,909,000
Provision written back	(3,335,000)	(11,894,000)
Translation adjustments	362,000	334,000
Balance – December 31	$82,381,000	$ 72,477,000

Loan Guarantees

ADB extends guarantees to public sector and private sector borrowers. Such guarantees include (i) partial credit guarantees where only certain principal and/or interest payments are covered; and (ii) political risk guarantees, which provide coverage against well-defined sovereign risks. While counterguarantees from the host government are required for all public sector guarantees, guarantees for private sector projects may be provided with or without a host government counterguarantee. A counterguarantee takes the form of a member government agreement to indemnify ADB for any payments it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the government, on demand, or as ADB may otherwise direct.

Guaranteed payments under partial credit guarantees are generally due 10 or more years from the loan inception date. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

The committed and outstanding amount of these guarantee obligations as of December 31, 2003 and December 31, 2002 covered:

	December 31, 2003		December 31, 2002	
	Committed Amount	Outstanding Amount	Committed Amount	Outstanding Amount
Partial Credit Guarantees				
With counterguarantee	$1,115,342,000	$1,115,342,000	$1,030,871,000	$1,030,871,000
Political Risk Guarantees				
With counterguarantee	252,673,000	101,940,000	252,523,000	86,939,000
Without counterguarantee	31,619,000	28,291,000	–	–
	284,292,000	130,231,000	252,523,000	86,939,000
	$1,399,634,000	$1,245,573,000	$1,283,394,000	$1,117,810,000

None of these amounts were subject to call as of December 31, 2003 (nil - December 31, 2002). The committed amount represents the maximum potential amount of undiscounted future payment that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the standby portion. ADB estimates that the present value of guarantees outstanding at December 31, 2003 was $649,665,000 ($553,152,000 – 2002).

As of December 31, 2003, in accordance with FIN 45, a liability of $3,932,000 relating to stand-by ready obligation for a political risk guarantee issued during the year has been included in "Miscellaneous liabilities" on the balance sheet. The committed amount of this guarantee was $31,619,000 of which $28,291,000 was outstanding as of December 31, 2003.

Cofinancing

ADB functions as lead lender in cofinancing arrangements with other participating financial institutions who also provide funds to ADB's public and private sector borrowers. In such capacity, ADB provides loan administration services, which include loan disbursements and loan collections. The participating financial institutions have no recourse to ADB for their outstanding loan balances.

Loans administered by ADB on behalf of participating institutions as at December 31, 2003 and 2002 are as follows:

	2003		2002	
	Amount	No.of Loans	Amount	No.of Loans
Public sector loans	$ 824,977,000	41	$ 946,069,000	43
Private sector loans	257,896,000	11	267,477,000	11
Total	$1,082,873,000	52	$1,213,546,000	54

During the year ended December 31, 2003, a total of $766,000 ($389,000 - 2002) was received as compensation for arranging and administering such loans. This amount has been included in "Income from other sources."

NOTE F—EQUITY INVESTMENTS

ADB's investments in equity securities issued by private enterprises located in DMCs include a $14,284,000 ($13,620,000 - 2002) investment in the Asian Finance and Investment Corporation Ltd.(AFIC) which is accounted for on the equity method. AFIC, domiciled and incorporated in Singapore, was established in 1989 with 26 shareholders comprising ADB and a group of international commercial banks. AFIC is principally engaged in the business of merchant banking including the operation of an Asian Currency Unit under the terms and condition specified by the Monetary Authority of Singapore. ADB's participation in AFIC's equity was to provide financing for private sector enterprises to strengthen and diversify the institutional structure in DMCs. At the end of 2003, AFIC had $46,891,000 in net assets ($43,710,000 - 2002) and $3,270,000 in net profit ($1,602,000 - 2002).

ADB's holding represents 30.5% of AFIC's issued ordinary share capital and net assets. ADB also holds 100% of AFIC issued convertible noncumulative preference shares in the amount of $25,000,000 ($25,000,000 - 2002). In October 2002, ADB, together with other financiers, renewed the revolving credit facility up to a maximum aggregate principal amount outstanding at any time of $36,000,000. The facility expired in November 2003, and as at December 31, 2003, the outstanding loan was nil ($4,444,000 – 2002). As of December 31, 2003, ADB's maximum exposure to loss as a result of its investment in AFIC was $39,284,000 ($38,620,000 - 2002). ADB is currently evaluating the impact of FIN 46 with respect to AFIC on the OCR statements.

Unrealized gains on equity investments reported at market value were $9,686,000 at December 31, 2003 ($4,335,000 - 2002) and were reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income."

Approved equity investment facility that has not been disbursed was $184,918,000 at December 31, 2003 ($197,928,000 - 2002).

NOTE G—PROPERTY, FURNITURE, AND EQUIPMENT

In 1991, under the terms of an agreement with the Philippines (Government), ADB returned the former headquarters premises, which had been provided by the Government. In accordance with the agreement as supplemented by a memorandum of understanding, ADB was compensated $22,657,000 for the return of these premises. The compensation is in lieu of being provided premises under the agreement and accordingly, is deferred and amortized over the estimated life of the new headquarters building as a reduction of occupancy expense. The amortization for the year ended December 31, 2003 amounted to $337,000 ($511,000 – 2002) reducing depreciation expense for the new headquarters building from $4,471,000 ($4,492,000 – 2002) to $4,134,000 ($3,981,000 – 2002). At December 31, 2003, the unamortized deferred compensation balance (included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES - Miscellaneous") was $9,039,000 ($9,653,000 - 2002). At December 31, 2003, accumulated depreciation for property, furniture, and equipment was $101,766,000 ($91,195,000 - 2002).

NOTE H—BORROWINGS AND SWAP TRANSACTIONS

ADB uses derivative financial instruments in connection with its borrowing activities to diversify its funding sources across public and private debt markets, currencies and instruments. Currency swaps are used to convert a currency borrowed under advantageous terms into one of ADB's major operational currencies, taking advantage of the opportunities offered in different financial markets. Such currency swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. Interest rate swaps are used generally to reduce balance sheet interest rate mismatches arising from lending operations.

ADB issues structured debt which includes embedded derivatives in order to decrease its cost of borrowing. However, ADB simultaneously enters into currency and/or interest rate swaps to fully hedge the effects of such embedded derivatives. Borrowings are reported on the balance sheet at their carrying book value adjusted for any unamortized premium or discounts, and include the fair value of embedded derivatives of $149,474,000 as of December 31, 2003 that are required to be separated by FAS 133.

ADB has a potential risk of loss if the swap counterparty fails to perform its obligations. In order to reduce such credit risk, ADB only enters into long-term swap transactions with counterparties eligible under ADB's swap guidelines which include a requirement that the counterparties have a credit rating of AA-/Aa3 or higher and requires certain counterparties to provide collateral.

The fair value of outstanding currency swap agreements and interest rate swap agreements is determined at the estimated amount that ADB would receive or pay to terminate the agreements using a market-based valuation model. The basis of valuation is the present value of expected cash flows based on observable market data.

Interest rate swaps: Under a typical interest rate swap agreement used by ADB, one party agrees to make periodic payments based on a notional principal amount and an interest rate that is fixed at the outset of the agreement. The counterparty agrees to make floating rate payments based on the same notional principal amount. The terms of ADB's interest rate swap agreements specifically match the terms of particular borrowings.

Currency swaps: Under a typical currency swap agreement, one party agrees to make periodic payments in one currency while the counterparty agrees to make periodic payments in another currency. The payments may be fixed at the outset of the agreement or vary based on interest rates. A receivable is created for the currency swapped out, and a payable is created for the currency swapped in. The terms of ADB's currency swap agreements specifically match the terms of particular borrowings.

NOTE I—CAPITAL STOCK, CAPITAL TRANSFERRED TO ASIAN DEVELOPMENT FUND, MAINTENANCE OF VALUE OF CURRENCY HOLDINGS, AND MEMBERSHIP

Capital Stock

The authorized capital stock of ADB as of the end of 2003 consists of 3,499,171 shares (3,490,994 – 2002), all of which have been subscribed by members (3,487,017 – 2002). Of the subscribed shares, 3,253,061 (3,241,762 - 2002) are "callable" and 246,110 (245,255 – 2002) are "paid-in." The "callable" share capital is subject to call by ADB only as and when required to meet ADB's obligations incurred on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts nonnegotiable, noninterest-bearing demand obligations in satisfaction of the portion payable in the currency of the member, provided such currency is not required by ADB for the conduct of its operations. The settlement of such amounts is not determinable and, accordingly, it is not practicable to determine a fair value for these receivables.

As of December 31, 2003, all matured installments amounting to $3,641,308,000 ($3,311,328,000 - 2002) were received except for $739,000 ($2,815,000 - 2002) from one country (one - 2002). Installments not due aggregating $15,813,000 ($10,848,000 - 2002) are receivable as follows:

For the Year ending December 31:

2004	$6,333,000	2005	$6,333,000	2006	$3,147,000

Payments in respect of capital subscription installments in advance of due dates are shown in the Balance Sheet (under "ACCOUNTS PAYABLE AND OTHER LIABILITIES") as "Advance payments on subscriptions" pending the determination of the full value of such payments based on the rate of exchange to be used by ADB as of the date on which such payments are actually due.

Capital Transferred to Asian Development Fund

Pursuant to the provisions of Article 19, paragraph 1(i) of the Charter, the Board of Governors has authorized the setting aside of 10% of the unimpaired "paid-in" capital paid by members pursuant to Article 6, paragraph 2(a) of the Charter and of the convertible currency portion paid by members pursuant to Article 6, paragraph 2(b) of the Charter as of April 28, 1973 to be used as a part of the Special Funds of ADB. The

resources so set aside amounting to $70,746,000 as of December 31, 2003 ($64,491,000 - 2002) expressed in terms of the SDR on the basis of $1.48597 ($1.35458 - 2002) per SDR ($57,434,000 in terms of $1.20635 per 1966 dollar—*see Note B*), were allocated and transferred to the Asian Development Fund.

Maintenance of Value of Currency Holdings

Prior to April 1, 1978, the effective date of the Second Amendment to the IMF Articles, ADB implemented maintenance of value (MOV) in respect of holdings of member currencies in terms of 1966 dollars, in accordance with the provisions of Article 25 of the Charter and relevant resolutions of the Board of Directors. Since then, settlement of MOV has been put in abeyance.

Inasmuch as the valuation of ADB's capital stock and the basis of determining possible MOV obligations are still under consideration, notional amounts have been calculated provisionally as receivable from or payable to members in order to maintain the value of currency holdings in terms of the SDR. In view thereof, the notional MOV amounts of receivables and payables are offset against one another and shown as net notional amounts to maintain value of currency holdings in the "CAPITAL AND RESERVES" portion of the Balance Sheet. The timing of the establishment and settlement of such amounts is uncertain and, accordingly, it is not practicable to determine a fair value for such receivables and payables.

One country made an arrangement with ADB that has the effect of continuing the settlement of their MOV obligation. The "Amounts required to maintain value of currency holdings" under "RECEIVABLE FROM MEMBERS" of $316,000 represents the amount receivable from changes in exchange rates of the member's currency in relation to the United States dollar. In 2003, the arrangement was cancelled. Accordingly, this will no longer apply.

The net notional amounts as of December 31, 2003 consisted of (a) the increase of $606,902,000 ($334,457,000 - 2002) in amounts required to maintain the value of currency holdings to the extent of matured and paid capital subscriptions due to the increase in the value of the SDR in relation to the United States dollar during the period from April 1, 1978 to December 31, 2003 and (b) the net decrease of $13,903,000 ($153,999,000- 2002) in the value of such currency holdings in relation to the United States dollar during the same period. In terms of receivable from and payable to members, they are as follows:

	2003	2002
Notional MOV Receivables	$879,531,000	$718,212,000
Notional MOV Payables	258,726,000	229,756,000
Total	$620,805,000	$488,456,000

Membership

As of December 31, 2003, ADB is owned by 63 member countries, 45 countries from the region and 18 countries from outside the region *(see Appendix VII)*. During 2003, Luxembourg and Palau have subscribed 12,040 and 114 shares of ADB's capital stock respectively, and remitted the required paid-in portion of their subscriptions.

NOTE J—RESERVES

Ordinary Reserve and Net Income

Under the provisions of Article 40 of the Charter, the Board of Governors shall determine annually what part of the net income shall be allocated, after making provision for reserves, to surplus and what part, if any, shall be distributed to the members. During 2003, of the net income for the year ended December 31, 2002, the amount of $473,059,000 was allocated to the Ordinary Reserve ($714,464,000 - 2002) and the amounts of $200,000,000 and $80,000,000 were allocated to ADF and TASF, respectively (nil - 2002).

The restatement of the capital stock for purposes of these financial statements on the basis of the SDR instead of the 1966 dollar *(see Note B)* resulted in a net charge of $50,567,000 to the Ordinary Reserve during the year ended December 31, 2003 ($56,808,000 - 2002). That charge is the increase in the value of the matured and paid capital subscriptions caused by the change during the year in the value of the SDR in relation to the United States dollar not allocated to members as notional maintenance of value adjustments in accordance with resolutions of the Board of Directors.

Cumulative Revaluation Adjustments Account

In May 2002, the Board of Governors approved the allocation of net income representing the cumulative FAS 133 adjustment to a separate category of Reserves - "Cumulative Revaluation Adjustments Account." During the year the amount allocated of the December 31, 2002 net income was $224,756,000 ($147,601,000 – 2002). The amount in the cumulative revaluation adjustments account as of December 31, 2003 was $372,257,000 ($147,601,000 – 2002).

Special Reserve

The Special Reserve includes commissions on loans and guarantee fees on guarantees set aside pursuant to Article 17 of the Charter. Special Reserve assets consist of term deposits and government and government-guaranteed obligations and are included under the heading "INVESTMENTS." For the year ended December 31, 2003, guarantee fees amounting to $2,302,000 ($861,000 – 2002) were appropriated to Special Reserve.

Surplus

Surplus represents funds for future use to be determined by the Board of Governors. No amounts were allocated by the Board of Governors out of Surplus during 2003 and 2002.

Comprehensive Income and Accumulated Other Comprehensive Income

Comprehensive income has two major components: net income and other comprehensive income comprising gains and losses affecting equity that, under generally accepted accounting principles, are excluded from net income. Other comprehensive income includes such items as the effects of the implementation of FAS 133, unrealized gains and losses on available-for-sale securities and listed equity investments, currency translation adjustments and minimum pension liability adjustment.

NOTE K—INCOME AND EXPENSES

Total income from loans for the year ended December 31, 2003 was $1,382,949,000 ($1,709,943,000 - 2002). The average yield on the loan portfolio during the year was 4.56% (5.93% - 2002). Premium on prepaid loans collected during 2003 amounted to $107,404,000 ($62,521,000 - 2002).

Total income from investments including FAS 133 adjustments, for the year ended December 31, 2003 was $369,455,000 ($321,628,000 - 2002). The annualized rate of return on the average investments held during the year, based on the portfolio held at the beginning and end of each month, excluding unrealized gains and losses on investment securities, was 3.74% (4.26% - 2002). If unrealized gains and losses on investment securities were included, the annualized rate of return would be 2.30% (5.34% - 2002).

Income from other sources primarily includes dividends received for the year ended December 31, 2003 amounting to $14,879,000 ($8,603,000 - 2002), gain on sale of equity investments of $25,440,000 ($7,078,000 - 2002), and share in the net income of an equity investment of $632,000 (losses of $363,000 - 2002) accounted for on the equity method.

Total interest expense incurred for the year ended December 31, 2003 amounted to $974,839,000 ($1,138,660,000 - 2002). Other financial expenses consist of amortization of borrowings' issuance costs and other expenses of $22,070,000 ($18,421,000 - 2002) and income of $9,400,000 ($1,914,000 - 2002) on early redemption of certain borrowing obligations.

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the year ended December 31, 2003 were apportioned between ordinary capital resources and the Asian Development Fund according to the number of loans and equity investments approved during the year. Of the total administrative expenses of $285,136,000 ($254,372,000 - 2002), $153,018,000 ($144,379,000 - 2002) was accordingly charged to the Asian Development Fund. The balance of administrative expenses after allocation was reduced by the deferral of direct loan origination costs of $13,678,000 ($19,440,000 – 2002) related to new loans for the year ended December 31, 2003 (*see Notes B and E*).

Following the approval by the Board of Directors in June 2003 of the resumption of direct net income allocation to TASF to finance technical assistance (TA) operations, no TA commitments during the year were charged to OCR current income as "TECHNICAL ASSISTANCE TO MEMBER COUNTRIES." Accordingly the write-back in the amount of $358,000 for the year represented cancellations of the undisbursed amounts of completed TA projects committed in prior periods (charges of $55,998,000 - 2002).

As of December 31, 2003, the net cumulative amount of TA commitments that had been charged to OCR current income in the prior years amounted to $75,601,000 ($75,960,000 - December 31, 2002) out of which $34,909,000 ($11,115,000 - 2002) had been disbursed.

For the year ended December 31, 2003, the provision for losses totaled $18,007,000 ($12,637,000 for private sector loans, $240,000 for public sector loans and $5,130,000 for equity investments). For the year ended December 31, 2002, the provision for losses totaled $4,476,000 ($3,909,000 for private sector loans and $567,000 for equity investments).

Unfavorable FAS 133 adjustment of $178,387,000 (favorable of $224,756,000 – 2002) was made up of:

	2003	2002
Unrealized gains(losses) on		
Borrowings related swaps	$(386,324,000)	$250,872,000
Investments related swaps	60,758,000	(8,821,000)
Embedded derivatives in Structured Borrowings	149,474,000	–
Amortization of the FAS 133 transition adjustment	(2,295,000)	(17,295,000)
Total	$(178,387,000)	$224,756,000

NOTE L—OTHER ASSETS AND LIABILITIES—MISCELLANEOUS

Included in miscellaneous assets and liabilities are as follows:

	2003	2002
Amounts receivable from:		
Asian Development Fund (Note K)	$28,687,000	$20,474,000
Technical Assistance Special Fund	15,000	60,000
Japan Special Fund	141,000	230,000
Asian Development Bank Institute Special Fund	317,000	72,000
Agency Trust Funds	452,000	111,000
Total	$29,612,000	$20,947,000
Amount payable to: Staff Retirement Plan	$ 7,425,000	$12,150,000

NOTE M—STAFF RETIREMENT PLAN AND POSTRETIREMENT MEDICAL BENEFITS

Staff Retirement Plan

ADB has a contributory defined benefit Staff Retirement Plan (the Plan). Every employee, as defined under the Plan, shall, as a condition of service, become a participant from the first day of service, provided that at such a date, the employee has not reached the normal retirement age of 60. The Plan applies also to members of the Board of Directors who elect to join the Plan. Retirement benefits are based on length of service and highest average remuneration during two years of eligible service. The Plan assets are segregated and are not included in the accompanying Balance Sheet. The costs of administering the Plan are absorbed by ADB, except for fees paid to the investment managers and related charges, including custodian fees, which are borne by the Plan.

Participants are required to contribute 9 1/3% of their salary to the Plan and may also make additional voluntary contributions. ADB's contribution is determined at a rate sufficient to cover that part of the costs of the Plan not covered by the participants' contributions.

The expected amount of contributions to the Plan for 2004, based on ADB's budgeted contribution rate of 15% and the participants' mandatory contributions are $17,431,000 and $10,846,000 respectively. In addition, at year-end, ADB provided an additional contribution of $2,000,000 to the Plan that will be transferred in 2004.

Contributions in excess of current benefits payments are invested in international financial markets and in a variety of investment vehicles. Investments are under the management of six investment agents and one global custodian who function within the guidelines established by the Plan's Investment Committee. The investment of these assets, over the long term, is expected to produce higher returns than short-term investments. The investment policy incorporates the Plan's package of desired investment returns, and tolerance for risk, taking into account the nature and duration of the Plan's liabilities. The Plan's assets are diversified among different markets and different asset classes. The use of derivatives for speculation, leverage or taking risks is prohibited. Selected derivatives are used for hedging and transactional efficiency purposes.

The Plan's investment policy is periodically reviewed and revised to reflect the best interest of the Plan's participants and beneficiaries. The current policy, adopted in January 2003, specifies an asset-mix structure of 70% of assets in equities and 30% in fixed income securities. At present, investments of the Plan's assets are divided into three categories: US equity, Non-US equity, and US fixed income.

As of December 31, 2003 and 2002, the breakdown of the fair value of plan assets held is as follows:

	2003		2002	
	Amount	Percentage	Amount	Percentage
Equity Securities				
US	$428,578,000		$231,264,000	
Non-US	168,698,000		122,914,000	
	597,276,000	69.6%	354,178,000	54.7%
Fixed income securities	257,605,000	30.0	295,169,000	45.5
Other Assets (Liabilities)—net	3,712,000	0.4	(1,303,000)	(0.2)
Total	$858,593,000	100.0%	$648,044,000	100.0%

All investments are valued using market prices. Fixed income securities include US government and government-guaranteed obligations, corporate bonds and time deposits. Other assets include forward exchange contracts in various foreign currencies transacted to hedge currency expos in the investment portfolio, which have been marked to fair value.

For the year ended December 31, 2003 the net return on the Plan assets was 27.7% (negative 7.8% - 2002) attributed to the strong global equity markets in 2003. ADB expects the long-term rate of return on the assets to be 8%.

The assumed overall rate of return takes into account long-term return expectations of the underlying asset classes within the investment portfolio mix, and the expected duration of the Plan's liabilities. Return expectations are forward looking and, in general, not much weight is given to short-term experience. Unless there is a drastic change in investment policy or market environment, the assumed investment return of 8% on the Plan's assets is expected to remain broadly the same, year to year.

Postretirement Medical Benefits Plan

In 1993, ADB adopted a cost-sharing plan for retirees' medical insurance premiums. Under the plan, ADB is obligated to pay 75% of the Group Medical Insurance Plan premiums for retirees, including retired members of the Board of Directors, and their eligible dependents who elected to participate. The cost-sharing plan is currently unfunded.

Generally accepted accounting principles require an actuarially determined assessment of the periodic cost of postretirement medical benefits.

The following table sets forth the pension and postretirement medical benefits at December 31, 2003 and 2002:

	Pension Benefits		Postretirement Medical Benefits	
	2003	2002	2003	2002
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 833,547,000	$ 714,365,000	$ 123,999,000	$ 105,789,000
Service cost	29,392,000	25,121,000	5,654,000	4,884,000
Interest cost	57,673,000	51,157,000	8,672,000	7,680,000
Participants' contributions	39,641,000	39,752,000	–	–
Actuarial loss	49,215,000	36,507,000	12,427,000	6,733,000
Benefits paid	(33,997,000)	(33,355,000)	(1,571,000)	(1,087,000)
Benefit obligation at end of year	$ 975,471,000	$ 833,547,000	$ 149,181,000	$ 123,999,000
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 648,044,000	$ 692,875,000	$ –	$ –
Actual return on plan assets	191,075,000	(62,054,000)	–	–
Employer's contribution	13,830,000	10,826,000	1,571,000	1,087,000
Plan participants' contributions	39,641,000	39,752,000	–	–
Benefits paid	(33,997,000)	(33,355,000)	(1,571,000)	(1,087,000)
Fair value of plan assets at end of year	$ 858,593,000	$ 648,044,000	$ –	$ –
Funded status	$(116,878,000)	$(185,503,000)	$(149,181,000)	$(123,999,000)
Unrecognized actuarial loss	86,049,000	166,234,000	46,663,000	36,731,000
Unrecognized prior service cost	32,597,000	37,118,000	(2,927,000)	(3,312,000)
Unrecognized transition obligation	(7,000)	(1,112,000)	2,888,000	5,297,000
Net amount recognized	$ 1,761,000	$ 16,737,000	$(102,557,000)	$ (85,283,000)
Amounts recognized in the Balance sheet consist of:				
Prepaid benefit cost	2,198,000	17,124,000	–	–
Accrued benefit liability	(42,336,000)	(403,000)	(102,557,000)	(85,283,000)
Intangible asset	32,597,000	–	N/A	N/A
Accumulated other comprehensive income	9,302,000	16,000	N/A	N/A
Net amount recognized	$ 1,761,000	$ 16,737,000	$(102,557,000)	$ (85,283,000)
Weighted-average assumptions as of December 31				
Discount rate	6.25%	6.75%	6.25%	6.75%
Expected return on plan assets	8.00%	8.00%	N/A	N/A
Rate of compensation increase varies with age and averages	5.25%	5.75%	5.25%	5.75%

For measurement purposes, a 7.25% annual rate of increase in the per capita cost of covered health care benefits was assumed for the valuation as at December 31, 2003. The rate was assumed to decrease gradually to 5.75% for 2009 and remain at that level thereafter.

	Pension Benefits		Postretirement Medical Benefits	
	2003	2002	2003	2002
Components of net periodic benefit cost:				
Service cost	$ 29,392,000	$ 25,121,000	$ 5,654,000	$ 4,884,000
Interest cost	57,673,000	51,157,000	8,672,000	7,680,000
Expected return on plan assets	(61,675,000)	(63,001,000)	–	–
Amortization of prior service cost	4,521,000	5,067,000	(385,000)	(385,000)
Amortization of transition obligation	(1,105,000)	(1,105,000)	2,409,000	2,409,000
Recognized actuarial (gain) loss	–	(2,067,000)	2,495,000	2,192,000
Net periodic benefit cost	$ 28,806,000	$ 15,172,000	$18,845,000	$16,780,000

The accumulated benefit obligation of the pension plan as of December 31, 2003 was $898,582,000 ($744,000,000 – 2002).

A one-percentage-point change in assumed health care trend rates would have the following effects:

	1- Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total service and interest cost components	$ 3,436,000	$ (2,637,000)
Effect on postretirement benefit obligation	30,190,000	(23,763,000)

NOTE N—FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of ADB's significant financial instruments as of December 31, 2003 and 2002 are summarized as follows:

	2003		2002	
	Carrying Amount[a]	Estimated Fair Value	Carrying Amount[a]	Estimated Fair Value
On-balance sheet financial instruments:				
ASSETS:				
Due from banks	$ 1,397,948,000	$ 1,397,948,000	$ 473,360,000	$ 473,360,000
Investments (Note D)	11,440,838,000	11,440,838,000	7,899,533,000	7,899,533,000
Securities transferred under securities lending arrangements	2,317,819,000	2,317,819,000	1,129,208	1,129,208
Loans outstanding (Note E)	25,398,067,000	27,597,515,000	29,145,236,000	31,922,103,000
Equity investments (Note F)	228,956,000	228,956,000	211,267,000	211,267,000
Other assets				
Nonnegotiable, noninterest-bearing demand obligations	236,403,000	155,223,000	313,416,000	178,361,000
Receivable from swaps - investments (Note D)	1,087,833,000	1,087,833,000	511,937,000	511,937,000
Receivable from swaps - borrowings (Note H)	9,776,335,000	9,776,335,000	9,231,868,000	9,231,868,000
Future guarantee receivable	3,932,000	3,932,000	–	–
LIABILITIES:				
Borrowings (Note H)	26,571,211,000	27,808,899,000	26,236,013,000	28,645,177,000
Other liabilities				
Payable for swaps - investments (Note D)	1,226,701,000	1,226,701,000	548,218,000	548,218,000
Payable for swaps - borrowings (Note H)	8,988,579,000	8,988,579,000	9,027,166,000	9,027,166,000
Guarantee liability	3,932,000	3,932,000	–	–
	2003		**2002**	
	Outstanding Amount	**Present Value**	**Outstanding Amount**	**Present Value**
Off-balance sheet financial instruments:				
Guarantees (Note E)	1,217,282,000	630,024,000	1,117,810,000	553,152,000

a The carrying amount for borrowings and swaps are inclusive of accrued interest.

Additional fair value information, including methods used to estimate certain values, is included in the notes referenced in the above table.

Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The carrying amount of time deposits is a reasonable estimate of fair value.

If available, quoted market values are used to determine fair values. Financial instruments for which market quotations are not readily available are valued using valuation model. The basis of valuation is the expected cash flows discounted based on observable market data.

NOTE O—CREDIT RISK

Guarantees involve elements of credit risk which are not reflected on the balance sheet. Credit risk represents the maximum potential accounting loss due to possible nonperformance by obligors and counterparties under the terms of the contract. The amount of credit risks on guarantees as at December 31, 2003 was $1,241,641,000 ($1,117,810,000 – December 31, 2002).

NOTE P—SPECIAL AND TRUST FUNDS

ADB's operations include special operations, which are financed from special fund resources, consisting of the Asian Development Fund, the Technical Assistance Special Fund, Japan Special Fund, and the Asian Development Bank Institute Special Fund.

In addition, ADB, alone or jointly with donors, administers on behalf of the donors, including members of ADB, their agencies and other development institutions, projects/programs supplementing ADB's operations. Such projects/programs are funded with external funds administered by ADB and with external funds not under ADB's administration. The funds are restricted for specific uses including technical assistance to borrowers and technical assistance for regional programs. The responsibilities of ADB under these arrangements range from project processing to project implementation including the facilitation of procurement of goods and services.

Special funds and funds administered by ADB on behalf of the donors are not included in the assets of ordinary capital resources. The breakdown of the total of such funds together with the funds of the special operations as of December 31, 2003 and 2002 is as follows:

	2003		2002	
	Total Net Assets	No.of Funds	Total Net Assets	No.of Funds
Special Funds				
Asian Development Fund	$26,758,581,000	1	$22,852,571,000	1
Technical Assistance Special Fund	104,112,000	1	68,338,000	1
Japan Special Fund	167,677,000	1	188,167,000	1
Asian Development Bank Institute Special Fund	14,215,000	1	10,397,000	1
Subtotal	27,044,585,000	4	23,119,473,000	4
Trust Funds				
Funds administered by ADB	592,988,000	38	463,977,000	32
Funds not administered by ADB	17,100,000	2	5,455,000	1
Subtotal	610,088,000	40	469,432,000	33
Total	$27,654,673,000	44	$23,588,905,000	37

During the year ended December 31, 2003, a total of $1,124,000 ($638,000 - 2002) was received as compensation for administering projects/programs under Trust Funds. The amount has been included in "Income from other sources."